Exhibit 2

Annual Meeting of New Gold Inc.
Management Information Circular

March 4, 2016

Notice of Annual GENERAL Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 27, 2016 at 4:00 pm (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2015 and the auditor’s report on those statements;
2.	setting the size of the board of directors of the Company at nine directors;
3.	electing the directors of the Company;
4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;
5.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
6.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

The record date for the Meeting is March 3, 2016. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the year ended December 31, 2015 will also accompany this notice. Copies of New Gold’s annual and/or interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on New Gold’s website at www.newgold.com, or by request made to New Gold.

As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualmeeting2016 and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. Please review the accompanying Circular before voting as it contains important information about the Meeting. It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form. Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Shareholder Services who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern time) on April 25, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Vancouver, British Columbia this 4th day of March, 2016.

By Order of the Board of Directors

Robert Gallagher

President and Chief Executive Officer

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Table of contents

MANAGEMENT INFORMATION CIRCULAR	3
General Information	3
VOTING INFORMATION	3
Meeting Materials	3
Voting Process – Registered Shareholders	4
Voting Process – Non-Registered Shareholders	6
Voting Securities and Principal Shareholders	7
BUSINESS OF THE MEETING	8
Receiving the Audited Consolidated Financial Statements	8
Board Size Resolution	8
Election of Directors	8
Appointment of Auditor	20
Say on Pay Advisory Vote	21
STATEMENT OF EXECUTIVE COMPENSATION	22
Named Executive Officers	22
Compensation Discussion and Analysis	27
Summary Compensation Table	39
Termination and Change of Control Benefits	46
STATEMENT OF DIRECTOR COMPENSATION	49
Director Compensation Table	50
EQUITY COMPENSATION PLANS	55
Stock Option Plan	55
2005 Stock Option Plan	57
Long Term Incentive Plan	57
CORPORATE GOVERNANCE PRACTICES	63
OTHER INFORMATION	75
Directors’ Approval	76
Schedule A - Board of Directors Mandate	77

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MANAGEMENT INFORMATION CIRCULAR

GENERAL iNFORMATION

This management information circular (“Circular”) has been prepared for the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by management of New Gold for use at New Gold’s Annual General Meeting of shareholders (“Meeting”) to be held at 4:00 pm (Eastern time) on April 27, 2016 at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

Unless otherwise stated, the information contained in this Circular is as at March 3, 2016. Unless otherwise stated, all dollar amounts in this Circular refer to United States dollars. Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of US$1.00 = C$1.2767 for 2015, US$1.00 = C$1.1045 for 2014 and US$1.00 = C$1.0299 for 2013, being the average noon rate quoted by the Bank of Canada for each respective year.

The record date for the Meeting is March 3, 2016. The record date is the date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting. The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or internet is 4:00 pm (Eastern time) on April 25, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company will also be using the services of Kingsdale Shareholder Services (“Kingsdale”) to solicit proxies. Fees for Kingsdale’s solicitation services are anticipated to be C$30,450 plus disbursements, and a fee per telephone call. All costs of this solicitation will be borne by New Gold. Shareholders with questions about voting their shares can contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com.

New Gold urges shareholders to review this Circular before voting.

VOTING INFORMATION

Meeting Materials

New Gold is using the notice and access process (“Notice and Access”) provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, Circular, financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2015 (collectively, the “Meeting Materials”) to registered and beneficial shareholders for the Meeting. New Gold has adopted the Notice and Access delivery process in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR.

Registered shareholders may make their request on New Gold’s website, www.newgold.com, or by calling 1-888-315-9715.

Non-registered shareholders may make their request online at www.ProxyVote.com or by telephone at 1-877-907-7643 by entering the 16-digit control number located on their voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time.

Voting Process – Registered Shareholders

Voting by Proxy

A form of proxy will accompany the Notice of Meeting or the Notice and Access notification sent to registered shareholders. The persons named in the form of proxy are officers and/or directors of New Gold. Registered shareholders at the close of business on March 3, 2016 may vote in person at the Meeting, or by proxy as follows:

By telephone:	Call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.

On the internet:	Go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. If you submit your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form. Complete your voting instructions and date and submit the internet form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

By mail or fax:	Complete the form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto ON, M5J 2Y1 in the envelope provided or fax a copy of the completed form to Computershare at 1-866-249-7775. If you return your proxy by mail or fax, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy. Complete your voting instructions and date and sign the form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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By appointing another person to attend in person:	A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting that person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy, or by completing another proper form of proxy. A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder is to vote regarding any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer discretionary authority regarding any item of business, the space opposite the item should be left blank. The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or internet is by 4:00 pm (Eastern time) on April 25, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Revocation of Proxies

A proxy submitted by a shareholder may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)	at the Company’s registered office (New Gold Inc., Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting or any adjournment or postponement thereof; or
(ii)	with the Chairman of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening of the Meeting or in any other manner permitted by law.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the form of proxy will vote (or, if applicable, withhold from voting) the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. If the shareholder specifies a choice with respect to any matter to be acted upon, the shareholder’s common shares will be voted accordingly. In the absence of such direction, the relevant common shares will be voted in favour of all the matters described below.

The form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy holders.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Voting Process – Non-Registered Shareholders

Only registered shareholders of New Gold, or the persons they appoint as their proxy holders, are permitted to vote at the Meeting. Most equity investors in New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they beneficially own are not registered in their names. Common shares beneficially owned by a Non-Registered Shareholder are generally registered either:

(i)	in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or
(ii)	in the name of a depository or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to Non-Registered Shareholders. Management of New Gold does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting beneficial owners under NI 54-101. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Notice and Access notification to Non-Registered Shareholders unless a Non-Registered Shareholder has otherwise instructed the Intermediary. Intermediaries often use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Notice and Access notification (or printed copies of the Meeting Materials if previously requested) to Non-Registered Shareholders. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their common shares are voted by the Intermediary on their behalf at the Meeting. Generally, Non-Registered Shareholders who have not otherwise instructed the Intermediary will receive the Notice and Access notification and either:

(i)	more typically, a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow (in some cases, the completion of the voting instruction form by telephone, fax or over the internet is permitted). Typically, the voting instruction form will consist of a one page pre-printed form; or
(ii)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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In either case, the purpose of these procedures is to enable Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own. If a Non-Registered Shareholder who receives one of the forms described above wishes to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered. There may be deadlines for Non-Registered Shareholders that are earlier than the deadlines for proxies from registered shareholders set out above. If you have any questions or require more information with respect to voting at the Meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleshareholder.com or by telephone at 1-866-581-1477 (toll free within North America) or 416-867-2272 (outside of North America).

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

Voting Securities and Principal Shareholders

The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 3, 2016. Each registered shareholder on the record date will be entitled to vote at the Meeting or any adjourned or postponed Meeting. As at the close of business on March 3, 2016, 509,884,743 common shares of New Gold were issued and outstanding. Each common share entitles the holder to one vote on all matters to be acted on at the Meeting.

Except as noted below, to the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold. According to public filings with the Canadian securities regulatory authorities, as at December 31, 2015, Van Eck Associates Corporation had control over 53,641,471 common shares of New Gold, which represents 10.50% of the issued and outstanding common shares.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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BUSINESS OF THE MEETING

1.          Receiving the Audited Consolidated Financial Statements

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2015 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and Non-Registered Shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting Materials” on page 3 of this Circular.

2.          Board Size Resolution

The Company’s articles require that the board of directors (the “Board”) of New Gold consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the nine persons named below will be proposed for election as directors of the Company.  New Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at nine.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR setting the Board size at nine persons.

3.          Election of Directors

At the Meeting, the nine persons named below will be proposed for election to the Board (“Nominees”).

Pierre Lassonde, currently a director of the Company, is not standing for re-election at the Meeting and therefore he is not a Nominee. Since joining the Board in June 2008, Mr. Lassonde has made a significant and highly valued contribution to the development and success of New Gold through his dedication, business acumen and depth of industry knowledge and experience. New Gold’s management wishes to thank Mr. Lassonde for his service to New Gold and its shareholders. Because Mr. Lassonde is a director as at the date of this Circular, all disclosure regarding the current Board, including the section regarding director compensation, includes Mr. Lassonde.

As previously announced, Robert Gallagher will be retiring as New Gold’s President and Chief Executive Officer effective June 30, 2016.  Mr. Gallagher is also a current director of New Gold and intends to continue as a director following his retirement if he is elected at the Meeting.

During 2015, Kay Priestly was appointed to the Board and she will be nominated for election by shareholders for the first time at the Meeting. In addition, Ian Pearce has been nominated for election to the Board for the first time at the Meeting. Ms. Priestly and Mr. Pearce are both independent. As a result, six of the nine Nominees (66%) are independent.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual general meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.

On February 19, 2015 the Board approved an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on New Gold’s website at www.newgold.com. As of the date of this Circular, the Company has not received notice of any director nominations in connection with the Meeting.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “in favour” of his or her election, the Nominee will submit his or her resignation promptly after such meeting (to take effect upon acceptance by the Board) for consideration by the Corporate Governance and Nominating Committee. After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision will be publicly disclosed (with reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.

The following tables contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of common shares, other securities, share units and stock options of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 3, 2016. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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British Columbia, Canada Age: 70 Director since July 1, 2012 Independent

THE HONOURABLE DAVID EMERSON

David Emerson P.C., O.B.C. has had a long and distinguished career in public service at both the federal and provincial levels, as well as numerous leadership positions in the private sector. He has held a number of senior positions with the Government of Canada, including: Minister of Foreign Affairs, Minister of Industry and Minister of International Trade. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board, Deputy Minister to the Premier and Secretary to Cabinet. His roles in the private sector have included: President and CEO of Canfor Corporation; President and CEO of the Vancouver International Airport Authority; and Chairman and CEO of Canadian Western Bank. Mr. Emerson serves on the board of Stantec Inc. and he is currently Chair of the Board of Maple Leaf Foods Inc. In addition, he is Chairman of Global Container Terminals Inc., a private company providing container terminal services, and is Chair of the Board of the Asia Pacific Foundation. Mr. Emerson is a member of the Privy Council of Canada and a recipient of the Order of British Columbia. Mr. Emerson holds Bachelor and Masters Degrees in Economics from the University of Alberta and a Doctorate in Economics from Queens University. Mr. Emerson’s principal occupation is as a Corporate Director and Public Policy Advisor.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	20,000	50,950	169,714	319,524
March 16, 2015	5,000	31,265	96,899	126,139
Change	15,000	19,685	72,815	193,385
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations.	Year	For	Withheld
	2015	98.4%	1.6%
	2014	98.6%	1.4%
	2013	78.0%	22.0%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Maple Leaf Foods Inc.	Since 2012
Audit Committee	4 of 4	Stantec Inc.	Since 2009
Corporate Governance and Nominating Committee, Chair	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Alberta, Canada Age: 63 Director since July 8, 2008 Independent

JAMES ESTEY

James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey joined Alfred Bunting and Company as an institutional equity salesperson in 1980 after working at A.E. Ames & Co. for seven years. In 1994, Mr. Estey became the head of the Canadian Equities business, in 2002 he was appointed President and Chief Executive Officer of UBS Securities Canada, and in January 2008, Mr. Estey assumed the role of Chairman. He serves on the board of Gibson Energy Inc. and is Chair of the Board of PrairieSky Royalty Ltd. Mr. Estey also serves on the Advisory Board of the Edwards School of Business. Mr. Estey’s principal occupation is as a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	277,285	83,774	192,714	1,390,636
March 16, 2015	277,285	60,152	147,899	1,173,694
Change	–	23,622	44,815	216,942
Meets share ownership requirement
Mr. Estey also (indirectly) holds New Gold 7% Senior Notes due 2020 in the principal amount of $25,000.

Areas of Expertise	Director Election – Voting Results(3)
Accounting & Finance; Corporate Governance; Public Company Board; Management.	Year	For	Withheld
	2015	99.5%	0.5%
	2014	99.1%	0.9%
	2013	99.5%	0.5%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board (Lead Director)	6 of 6	Gibson Energy Inc.	Since 2011
Audit Committee, Chair (4)	4 of 4	PrairieSky Royalty Ltd.	Since 2014
Compensation Committee	3 of 3

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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British Columbia, Canada Age: 65 Director since June 30, 2008 Non-Independent

ROBERT GALLAGHER

Robert Gallagher has worked in the mining industry for over 40 years. He spent 15 years with Placer Dome Inc., and from August 2000 to December 2007 was with Newmont Mining Corporation, most recently as Vice President, Operations, Asia Pacific. Before the June 2008 business combination of Peak Gold Ltd., Metallica Resources Inc. and New Gold, Mr. Gallagher was the President and Chief Executive Officer of Peak Gold Ltd. from February 2008. In addition, Mr. Gallagher presently serves on the boards of Dynasty Gold Corp. and Southern Arc Minerals. Mr. Gallagher holds a Bachelor of Applied Science, Mineral Engineering from the University of British Columbia. Mr. Gallagher’s principal occupation is President and Chief Executive Officer of New Gold.

Securities Held(1)
	Number of Common Shares	Number of PSU(5)	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	386,912	560,000	2,844,000	5,234,552
March 16, 2015	255,060	313,000	2,754,000	3,300,264
Change	131,852	247,000	90,000	1,934,288
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Government Relations.	Year	For	Withheld
	2015	99.2%	0.8%
	2014	99.3%	0.7%
	2013	97.7%	2.3%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Dynasty Gold Corp.	Since 2009
		Southern Arc Minerals	Since 2010

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Ontario, Canada Age: 62 Director since June 1, 2009 Independent

Vahan Kololian

Vahan Kololian is the founder and Managing Partner of TerraNova Partners LP, which invests in the industrial, services and resource sectors.  Mr. Kololian started his career in investment banking in 1980 with Burns Fry Limited (now BMO Nesbitt Burns).  From 1990 to 2000, he was co-founder and President of Polar Capital Corporation.  As part of his activities with TerraNova Partners, he serves as Chairman of one of TerraNova’s investees, Compact Power Equipment Centers LLC, a national U.S. company engaged in the rental of mobile equipment.  Mr. Kololian also serves on the board of Lydian International Limited.  Mr. Kololian is co-founder and Chairman of the Mosaic Institute, whose purpose is to bring together and promote dialogue among Canadians of differing ethnicities whose homelands are in conflict with one another. Mr. Kololian holds a Bachelor of Arts from the University of Western Ontario and a Bachelor of Laws from the University of Ottawa. Mr. Kololian’s principal occupation is Managing Partner of TerraNova Partners LP.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	1,193,001	57,057	192,714	4,672,910
March 16, 2015	1,193,001	37,372	147,899	4,279,558
Change	–	19,685	44,815	393,352
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Legal.	Year	For	Withheld
	2015	99.4%	0.6%
	2014	99.1%	0.9%
	2013	96.6%	3.4%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Lydian International Limited	Since 2014
Corporate Governance and Nominating Committee	4 of 4
HSE & CSR Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Jersey, British Isles Age: 58 Director since June 1, 2009 Independent

Martyn Konig

Martyn Konig has over 35 years of experience in investment banking and the commodity markets as well as extensive experience in the natural resource sector. Mr. Konig’s principal occupation is Chief Investment Officer for T Wealth Management SA, a private multi-family office. Mr. Konig also has been the Chairman of Euromax Resources Ltd. since May 2012, and serves on the board of Nyrstar NV. Previously, Mr. Konig was Executive Chairman and President of European Goldfields Limited until its acquisition by Eldorado Gold Corp. in February 2012 and was Chief Executive Officer of the Blackfish Capital Group from 2005 until August 2009. Mr. Konig was a main Board Director of NM Rothschild and Sons Ltd. for 15 years and held senior positions at Goldman Sachs and UBS. Mr. Konig is a Barrister and Fellow of the Chartered Institute of Bankers.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	218,000	69,702	192,714	1,119,795
March 16, 2015	218,000	50,017	147,899	932,233
Change	–	19,685	44,815	187,562
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management; Legal.	Year	For	Withheld
	2015	99.4%	0.6%
	2014	99.1%	0.9%
	2013	99.7%	0.3%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Euromax Resources Ltd.	Since 2012
Audit Committee	4 of 4	Nyrstar NV	Since 2015
Compensation Committee, Chair	3 of 3
HSE & CSR Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

14

Ontario, Canada Age: 56 Director since June 1, 2009 Non-Independent

Randall oliphant

Randall Oliphant has worked in the mining industry in many capacities for 30 years. From 1999 to 2003, Mr. Oliphant was the President and Chief Executive Officer of Barrick Gold Corporation, and since that time he has served on the boards of a number of public companies and not-for-profit organizations. In addition, Mr. Oliphant was the Chairman of Western Goldfields Inc. from 2006 until its business combination with New Gold in 2009, at which time he became the Executive Chairman of the combined company. Mr. Oliphant presently serves on the advisory board of Metalmark Capital LLC, a leading private equity firm, and the board of directors of Franco-Nevada Corporation, WesternZagros Resources Ltd. and Newmarket Gold Inc. In addition, in 2013 Mr. Oliphant was elected as Chairman of the World Gold Council. Mr. Oliphant is a Chartered Professional Accountant, CA. Mr. Oliphant’s principal occupation is Executive Chairman of New Gold.

Securities Held(1)
	Number of Common Shares	Number of PSU(5)	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	4,625,776	810,000	4,350,000	22,925,182
March 16, 2015	4,570,855	484,000	3,690,000	19,027,463
Change	54,921	326,000	660,000	3,897,719
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Corporate Governance; Risk Management; Public Company Board; Management.	Year	For	Withheld
	2015	97.1%	2.9%
	2014	96.9%	3.1%
	2013	93.4%	6.6%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Franco-Nevada Corporation	Since 2007
		Newmarket Gold Inc.	Since 2013
		WesternZagros Resources Ltd.	Since 2007

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Ontario, Canada Age: 59 Proposed new director Independent

Ian Pearce

Mr. Pearce has over 25 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. Since 2013, Mr. Pearce has been a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves on the board of directors of Outotec Oyj, and is the Chair of Mine Sense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a partner of X2 Resources.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)
March 3, 2016	0	0	0	0
Mr. Pearce, who has been nominated for election to the Board for the first time at the Meeting, will not be required to comply with the Company’s share ownership requirements until April 2019.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Health, Safety, Environment & Risk Management; Management.	Year	For	Withheld
Not Applicable

Board and Committee Membership and Attendance 2015	Other Public Directorships
Not Applicable	Outotec Oyj	Since 2015

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

16

Utah, United States Age: 60 Director since June 2, 2015 Independent

Kay Priestly

Ms. Priestly has over 35 years of experience in finance, accounting and executive management. She spent 24 years with Arthur Andersen LLP as a Certified Public Accountant where she provided auditing, tax and consulting services and held various senior leadership positions. She ultimately served on the firm’s global executive team as Managing Partner, People. From 2006 to 2014, Ms. Priestly held various executive positions with Rio Tinto and its affiliates, including Chief Financial Officer, Copper for Rio Tinto’s global copper product group from 2008 to 2012 and Chief Executive Officer of Turquoise Hill Resources Ltd. from 2012 to 2014. Ms. Priestly currently serves on the boards of directors of Stone Energy Corporation and FMC Technologies, Inc. She holds a Bachelor of Science, Accounting from Louisiana State University. Ms. Priestly’s principal occupation is as a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	55,000	21,146	71,288	334,311
March 16, 2015	0	0	0	0
Change	55,000	21,146	71,288	334,311
Ms. Priestly joined the New Gold Board in 2015. As a result, she has until June 2018 to achieve compliance with the Company’s share ownership requirements.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Accounting & Finance; Corporate Governance; Health, Safety, Environment & Risk Management; Public Company Board; Management.	Year	For	Withheld
	2015	N/A	N/A
	2014	N/A	N/A
	2013	N/A	N/A

Board and Committee Membership and Attendance 2015(6)		Other Public Directorships
Board	3 of 3	FMC Technologies, Inc.	Since 2015
Audit Committee, Chair (4)	1 of 1	Stone Energy Corporation	Since 2006

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

17

Virginia, United States Age: 69 Director since June 1, 2009 Non-Independent

RAYMOND THRELKELD

Raymond Threlkeld has over 30 years of mineral industry experience. From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc. From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including in connection with the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the Western United States in addition to his management and project development experience. In March 2014, Mr. Threlkeld was appointed Chair of the Board of Newmarket Gold Inc. Mr. Threlkeld holds a Bachelor of Science in Geology from the University of Nevada Mackay School of Earth Sciences and Engineering. Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

Securities Held(1)
	Number of Common Shares	Number of DSU	Number of Options	Total at-risk value of securities held ($)(2)
March 3, 2016	154,234	45,363	192,714	794,502
March 16, 2015	177,694	25,678	147,899	707,381
Change	(23,460)	19,685	44,815	87,121
Meets share ownership requirement

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry & Operations; Health, Safety, Environment & Risk Management; Public Company Board; Management.	Year	For	Withheld
	2015	91.0%	9.0%
	2014	94.3%	5.7%
	2013	78.1%	21.9%

Board and Committee Membership and Attendance 2015		Other Public Directorships
Board	6 of 6	Newmarket Gold Inc.	Since 2014
HSE & CSR Committee, Chair	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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(1)	Information regarding the respective securities held by each Nominee, including the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised, has been provided by the relevant Nominee.
(2)	Represents the total at-risk value of all common shares, DSU, PSU (each as defined below) and Options (as defined below) held by the respective Nominees as at March 3, 2016 and, except in the case of Mr. Pearce, March 16, 2015.

The at-risk value as at March 3, 2016 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on March 3, 2016 of C$4.95; (b) the at-risk value of DSU and PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 3, 2016 of C$4.95; and (c) the at-risk value of unexercised Options was calculated using the closing price of the Company’s common shares on the TSX on March 3, 2016 of C$4.95 and subtracting the exercise price of the in-the-money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.3407, being the noon rate quoted by the Bank of Canada on March 3, 2016.

The following table shows a breakdown of the at-risk value at March 3, 2016 for each type of security held by the Nominees:

Name	At-risk value of Common Shares ($)	At-risk value of DSU or PSU ($)	At-risk value of Options ($)
David Emerson	73,842	188,113	57,570
James Estey	1,023,764	309,302	57,570
Robert Gallagher	1,428,518	2,067,577	1,738,458
Vahan Kololian	4,404,680	210,660	57,570
Martyn Konig	804,878	257,347	57,570
Pierre Lassonde	27,427,512	185,816	57,570
Randall Oliphant	17,078,833	2,990,602	2,855,747
Ian Pearce	0	0	0
Kay Priestly	203,066	78,073	53,172
Raymond Threlkeld	569,448	167,485	57,570

The at-risk value as at March 16, 2015 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX on March 16, 2015 of C$4.44; (b) the at-risk value of DSU and PSU was calculated by multiplying the number of DSU or PSU held by the closing price of the Company’s common shares on the TSX on March 16, 2015 of C$4.44; and (c) the at-risk value of unexercised Options was calculated using the closing price of the Company’s common shares on the TSX on March 16, 2015 of C$4.44 and subtracting the exercise price of the in-the money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.2765, being the noon rate quoted by the Bank of Canada on March 16, 2015.

(3)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.
(4)	Mr. Estey resigned as Chair of the Audit Committee effective October 28, 2015 and Ms. Priestly was appointed as Chair of the Audit Committee effective October 28, 2015.
(5)	PSU are shown based on the number of Share Units (as defined below) granted. On the Entitlement Date (as defined below) of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance (as defined below).
(6)	Ms. Priestly joined the New Gold Board in June 2015 and was appointed to the Audit Committee in July 2015. She was a director for three Board meetings in 2015 and was a member of the Audit Committee for one Audit Committee meeting in 2015.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee has, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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(ii)	was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, no Nominee:

(i)	is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Kololian, who was a board member (but had previously resigned from the board) of a business services company that filed for voluntary bankruptcy on or about June 23, 2010;

(ii)	has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)	has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Additional Information Regarding the Board

For additional information regarding New Gold’s Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.

4.          Appointment of Auditor

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual general meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP was first appointed as auditor of New Gold on July 8, 2008. Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix their remuneration.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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5.       Say on Pay Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the compensation decisions made by the Board by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.

Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page 22.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 4, 2016 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Contacting the Board of Directors” on page 74.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

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Statement of executive compensation

NAMED EXECUTIVE OFFICERS

The five individuals profiled below are referred to as the named executive officers (“NEOs”). The profiles for each NEO include a description of their role and responsibilities at New Gold, as well as details of their direct compensation (excluding any perquisites) for 2015 and the prior two years. For additional details regarding the compensation paid to NEOs, including how the figures have been calculated, refer to the Summary Compensation Table on page 39 of this Circular.

RANDALL OLIPHANT

Executive Chairman

Mr. Oliphant has worked in the mining industry in many capacities for 30 years, and has served on the boards of a number of public and private companies and not-for-profit organizations.

At New Gold Mr. Oliphant is responsible for providing leadership, and building consensus, in conjunction with the President and Chief Executive Officer, in the Company’s corporate direction, capital markets activities and corporate development initiatives in the context of the corporate strategy, and for acting as a key corporate representative in dealings with shareholders, analysts, institutions and others in the investment community.

Key 2015 Results

•     Guided strategic planning and risk management

•     Oversaw negotiation of key transactions to enhance liquidity

•     Key role in succession planning for CEO and other senior executives

•     Maintained strong communication with stakeholders

•     Provided leadership consistent with New Gold’s values

Elements of Direct Compensation

•     Mr. Oliphant’s annual performance- based awards for 2015 were based 80% on corporate performance and 20% on personal performance.

•     Mr. Oliphant’s 2015 bonus and long term incentive award were 85% and 280% of his salary, respectively.

Direct Compensation	2015	2014	2013
Fixed compensation
Salary	$587,475	$679,050	$728,250
Variable compensation
Bonus	$501,312	$724,320	$776,800
Long term incentives
PSU award	$1,097,025	$783,323	$864,997
Stock Option award	$546,784	$777,113	$852,506
Total direct compensation	$2,732,596	$2,963,806	$3,222,553

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ROBERT GALLAGHER

President and Chief Executive Officer

Mr. Gallagher has over 35 years’ experience in the mining industry.

At New Gold Mr. Gallagher is responsible for leadership and overall management of the company’s operations, including fostering a high performance culture consistent with New Gold’s values and acting as a key corporate representative in dealing with governments and stakeholder groups.

Key 2015 Results

•     Engagement with First Nations and other Aboriginal groups on the Rainy River and Blackwater projects

•     Overseeing development of the Rainy River project

•     New Afton mill expansion completed ahead of schedule, below budget and exceeding throughput expectations

•     Provided leadership consistent with New Gold’s values

Elements of Direct Compensation

•     Mr. Gallagher’s annual performance-based awards for 2015 were based 80% on corporate performance and 20% on personal performance.

•     Mr. Gallagher’s 2015 bonus and long term incentive award were 68% and 232% of his salary, respectively.

Direct Compensation	2015	2014	2013
Fixed compensation
Salary	$509,145	$588,510	$631,150
Variable compensation
Bonus	$344,652	$497,970	$436,950
Long term incentives
PSU award	$793,593	$577,185	$461,331
Stock Option award	$389,376	$564,506	$483,855
Total direct compensation	$2,036,766	$2,228,171	$2,013,286

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BRIAn Penny

Executive Vice President and Chief Financial Officer

Mr. Penny has over 30 years of experience in mine finance and accounting and is a Chartered Professional Accountant, CMA.

At New Gold Mr. Penny is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management.

Key 2015 Results • Oversaw disciplined financial control environment • Management of overall corporate liquidity • Leadership on cost management initiatives

Elements of Direct Compensation

•     Mr. Penny’s annual performance-based awards for 2015 were based 60% on corporate performance and 40% on personal performance.

•     Mr. Penny’s 2015 bonus and long term incentive award were 58% and 183% of his salary, respectively.

Direct Compensation	2015	2014	2013
Fixed compensation
Salary	$325,070	$375,741	$402,965
Variable compensation
Bonus	$187,992	$271,620	$291,300
Long term incentives
PSU award	$396,796	$288,593	$288,332
Stock Option award	$198,830	$285,919	$299,529
Total direct compensation	$1,108,688	$1,221,873	$1,282,126

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DAVID SCHUMMER

Executive Vice President and Chief Operating Officer

Mr. Schummer has over 25 years’ experience in the mining industry, including multiple senior leadership roles with Newmont Mining.

At New Gold, Mr. Schummer is responsible for mining operations, health, safety and environment and community relations.

Key 2015 Results

•     Achieved budgeted production with results at high end of guidance range

•     Achieved significant improvement in safety performance

•     Oversaw introduction of business improvement initiatives designed to achieve future cost savings

Elements of Direct Compensation

•     Mr. Schummer’s annual performance-based awards for 2015 were based 60% on corporate performance and 40% on personal performance.

•     Mr. Schummer’s 2015 bonus and long term incentive award were 63% and 188% of his salary, respectively.

Direct Compensation	2015	2014*	2013
Fixed compensation
Salary	$372,068	$110,824	-
Variable compensation
Bonus	$234,990	$126,756	-
Long term incentives
PSU award	$466,819	$329,821	-
Stock Option award	$231,969	$329,906	-
Total direct compensation	$1,305,846	$897,307	-

*	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer of New Gold effective September 29, 2014. The amounts shown do not include amounts paid or awards granted to Mr. Schummer as a signing bonus. See the Summary Compensation Table for additional information.

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HANNES PORTMANN

Executive Vice President, Business Development

Mr. Portmann has been working with mining companies in a financial capacity since his career began, including acting in advisory roles on merger and acquisition mandates as well as equity and debt offerings at Merrill Lynch prior to joining New Gold.

At New Gold, Mr. Portmann is responsible for the company’s corporate development activities, including both acquisitions and exploration, and investor relations activities, as well as management of New Gold’s human resources.

Key 2015 Results

•     Sale of Rainy River Stream for $175 million at low cost of capital

•     Sale of 30% interest in El Morro for $60 million (net of tax), cancellation of $94 million carried funding loan and 4% gold stream

•     Engagement with First Nations and other Aboriginal groups on the Rainy River and Blackwater projects

•     Maintained strong communication with shareholders and institutional investors

Elements of Direct Compensation

•     Mr. Portmann’s annual performance-based awards for 2015 were based 60% on corporate performance and 40% on personal performance.

•     Mr. Portmann’s 2015 bonus and long term incentive award were 61% and 197% of his salary, respectively.

Direct Compensation	2015	2014	2013
Fixed compensation
Salary	$258,489	$271,620	$271,880
Variable compensation
Bonus	$156,660	$181,080	$194,200
Long term incentives
PSU Award	$350,114	$267,979	$259,499
Stock Option Award	$157,407	$263,925	$299,529
Total direct compensation	$922,670	$984,604	$1,025,108

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Compensation Discussion and Analysis

New Gold is an intermediate gold producer with a portfolio of assets in Canada, the United States, Australia and Mexico. As part of its business strategy, New Gold is focused on:

•	Growing the long term value of the company’s portfolio of assets;
•	Minimizing geopolitical risk by focusing on assets in countries with established mining histories;
•	Delivering on operational targets (safety, cost, production, environment and social responsibility);
•	Executing on internal growth opportunities through project development; and
•	Pursuing disciplined, value-enhancing merger and acquisition opportunities.

New Gold’s executive compensation program is intended to support these goals by attracting and retaining talented employees through competitive compensation, paying for performance, aligning compensation with shareholders’ interests and providing the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates.

In particular, New Gold’s executive compensation program is designed to support the Company’s growth by rewarding:

•	individual skill and experience of executives;
•	individual and corporate performance; and
•	the long term performance of New Gold’s share price.

Role of the Compensation Committee

The Compensation Committee is comprised of Martyn Konig (Chair), Pierre Lassonde and James Estey, each of whom is an independent director. The Compensation Committee assists the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The Compensation Committee’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract and develop executive officers of the highest calibre;
•	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and
•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives, and, based on performance against those goals and objectives, recommending to the Board the annual salary, bonus and other compensation of executive officers.

In addition, the Compensation Committee is responsible for establishing a clear and concise compensation philosophy for the Company. New Gold’s executive compensation philosophy is as follows:

•	salaries are benchmarked to the median of the market compensation data, which means that executive officers should not expect automatic annual salary increases;
•	New Gold’s compensation is focused on performance-based bonuses and equity; and
•	compensation packages include salary, performance-based bonus, stock options and Share Units.

27

The Compensation Committee is also responsible for developing the annual performance review for the Executive Chairman and the President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness of the Executive Chairman and the President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Collectively, the Compensation Committee members have gained extensive compensation-related experience in the mining and finance sectors both as senior executives and as members of the boards of directors and committees of other public and private corporations.  Each member draws on his respective management and governance experience to provide relevant governance and compensation-related guidance on the Company’s compensation policies and practices.  The Board is confident that the collective experience of the Compensation Committee members ensures that the Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The specific experience of each committee member relevant to their responsibilities as members of the Compensation Committee is summarized below.  Additional information regarding Messrs. Konig and Estey is set out in their biographies in the “Business of the Meeting” section of this Circular.

•	Mr. Konig, the Chairman of the Compensation Committee, is Chief Investment Officer for T Wealth Management SA, the private family office for partners of the Trafigura Group and is the Chairman of Euromax Resources Ltd and a director of Nyrstar NV. Mr. Konig was previously the Executive Chairman and President of European Goldfields and was Chief Executive Officer of the Blackfish Capital Group from 2005 to 2009.
•	Mr. Lassonde is the Chairman of Franco-Nevada Corporation and also serves on the Board of Enghouse Systems Limited. Mr. Lassonde was previously a director of Newmont Mining Corporation and was its President from 2002 to 2006. Mr. Lassonde also served as a director and President of Franco-Nevada Corporation from 1982 to 2002.
•	Mr. Estey was the former Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. Mr. Estey also serves on the board of Gibson Energy Inc., is Chair of the Board of PrairieSky Royalty Ltd. and serves on the Advisory Board of Edwards School of Business.

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Elements of NEO Compensation

Compensation of NEOs for the year ended December 31, 2015 included base salary, annual performance-based bonus, stock options, performance share units, also referred to as PSU, and other annual compensation such as health and retirement benefits. The following table lists each element of the Company’s executive compensation program and summarizes why New Gold chooses to pay each element.

Element of compensation	Purpose of element
Base Salary	Base salaries are fixed and therefore provide a level of certainty for NEOs. Base salaries are also used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits.
Annual Bonus	Annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing the operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance as well as personal performance.
Stock Options (Options)	Options are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long term profitability and increases in stock value.
Performance Share Units (PSU)	PSU are variable elements of compensation intended to reward NEOs’ success in achieving sustained, long term profitability, increases in stock value and comparatively better performance than the S&P/TSX Global Gold Index. Unlike restricted share units (also referred to as RSU), which are paid based on the value of the Company’s common shares on a fixed date regardless of performance, PSU are linked to the performance of the Company relative to the wider industry for the applicable performance measurement periods.
Benefits Plans - including medical, dental, life insurance, disability insurance, and a group RRSP	The Company’s benefits plans provide financial reassurance to NEOs in the event of illness, disability or death. The group RRSP is provided to assist individuals in saving for retirement. Benefits plans during 2015 were provided to NEOs on the same basis as other employees in the applicable jurisdiction, except for annual health assessments which have been available for executives since 2008.

Benchmarking

The Compensation Committee believes that it is appropriate to establish compensation levels based largely on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, New Gold can assess whether its compensation is competitive in the marketplace for its employees, as well as measure its reasonableness. This is the same peer group used in 2014, except that AuRico Gold Inc. was removed given its merger with Alamos Gold Inc.

For 2015, New Gold reviewed the actual compensation paid to executives of the comparative companies listed below. The comparative companies were selected based on the following criteria: the companies are gold producers with at least one asset in production; they have operations of similar size and scope to New Gold; and they have comparable market capitalization.

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Comparative company	Corporate head office location
Agnico-Eagle Mines Limited	Toronto, Ontario
Alamos Gold Inc.	Toronto, Ontario
B2 Gold Corp.	Vancouver, British Columbia
Centerra Gold Inc.	Toronto, Ontario
Detour Gold Corporation	Toronto, Ontario
Eldorado Gold Corporation	Vancouver, British Columbia
IAMGold Corporation	Toronto, Ontario
Kinross Gold Corporation	Toronto, Ontario
Yamana Gold Inc.	Toronto, Ontario

Outside Consultants

New Gold purchased compensation surveys related to the mining industry as well as general industry from Mercer LLC (“Mercer”) and Willis Towers Watson Public Limited Company (“Willis Towers Watson”) in 2015. In addition, Mercer provided New Gold with market compensation data for executive level positions.

Also during 2015, Logan Human Resources Management Inc. (“Logan HR”) provided summarized NEO compensation data for New Gold’s peer group and Hugessen Consulting Inc. (“Hugessen Consulting”) provided high-level information on compensation trends.

Other than described above, Hugessen Consulting, Willis Towers Watson and Logan HR did not provide any other services to New Gold during 2015. In addition to the services described above, during 2015 Mercer advised the Company on the purchase of insurance from Sutton Special Risk for certain U.S. resident employees. The Company also used Mercer’s compensation localizer tool to generate compensation information for the relocation of certain employees within the business. The provision of these services does not require pre-approval of the Board or the Compensation Committee, and neither service was used in relation to any director or NEO.

Consultant(1)	Year ended December 31	Executive compensation- related fees ($)	All other fees ($)
Hugessen Consulting	2015	2,389	Nil
	2014	19,668	Nil
Logan HR	2015	6,776	Nil
	2014	10,548	Nil
Mercer	2015	18,982	13,548
	2014	Nil	16,252
Willis Towers Watson	2015	2,702	1,919
	2014	16,937	1,584
(1)	The consultants were originally retained, as follows: Hugessen Consulting, 2012; Logan HR, 2013; Mercer, 2013; and Willis Towers Watson, 2008.

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Timing

Historically, annual incentive compensation, namely cash bonuses, PSU, RSU and Options, was paid or granted, as the case may be, in the first quarter of the year following the year to which the compensation relates. For example, incentive compensation in respect of 2013 performance was paid in February of 2014. In 2014, the Company decided to modify this approach, and pay or grant (as the case may be) annual incentive compensation in December of the year to which the compensation relates. In this way compensation payments better align with the Company’s planning cycle. As a result, cash bonuses, PSU, RSU and Options in respect of 2014 performance were paid or granted, as the case may be, in December of 2014. Similarly, cash bonuses, PSU, RSU and Options in respect of 2015 performance were paid or granted, as the case may be, in December of 2015. New Gold has always reported compensation based on the year to which it relates, regardless of whether the actual payment occurred in that year or the following year, with the exception of tables that give information as of a particular date (in which case the information is as of the stated date). As a result, the change the Company has made to the timing for paying and granting incentive compensation does not impact the manner in which information is presented in the Circular.

Compensation Elements

Below is a description of New Gold’s executive compensation and how the Company determines the amount to be paid for each element.

Base Salary

In order to continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually to ensure they generally remain at the median for comparable companies. For 2015, no adjustments were made to the base salaries of the NEOs except for Hannes Portmann whose salary in Canadian dollar terms was increased to closer align it with market benchmarks.

Annual Performance-Based Cash Incentives

Similar to the approach used to determine base salaries, to attract and retain qualified and experienced executives, officers’ target bonuses are established at a level designed to ensure that cash compensation is competitive with that offered by comparable companies. In addition, in the case of Messrs. Oliphant and Gallagher, their respective employment contracts also prescribe a minimum bonus amount. However, it has not been necessary to rely on the minimum bonus amount since the contracts were signed.

The actual bonus paid to an NEO is based on a combination of his personal performance and overall corporate performance, with the relative weighting between the two reflecting the NEO’s position and ability to directly impact corporate performance. The bonuses for the Executive Chairman and the President and Chief Executive Officer are weighted as to 80% on Company performance and 20% on personal performance, with all other NEOs weighted as to 60% on Company performance and 40% on personal performance.

Before the start of each year, the Board establishes factors to be used to assess Company performance for the year, as well as the weighting for each factor. At the end of 2014 the Board approved the following performance factors, and the relative weightings noted, for 2015:

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Performance goal	Result	Weight
Performance Factor: Disciplined Growth
New Afton: Complete construction and commissioning of mill expansion by June 30, 2015.	Mill expansion commissioned six weeks ahead of schedule and under budget, and the subsequent performance of the expanded mill has exceeded expectations.	15%
New Afton: Complete C-zone Feasibility Study.	Work required for C-zone Feasibility Study completed in December 2015, with final report issued in January 2016.
Rainy River: All regulatory approvals required for project development received by Q1 2015.	All major regulatory approvals received in accordance with the project development plan.	35%
Rainy River: Complete construction and development activities scheduled for 2015 as detailed in the project schedule.	Critical path construction activities on schedule and operational readiness planning remains on track.
Blackwater: Receipt of Provincial and Federal Environmental Assessment approvals.	Environmental Assessment (EA) resubmitted for review following changes to reflect (a) the introduction of additional EA requirements and (b) adjustments to the approach in order to accommodate a memorandum of understanding signed between the Province of British Columbia and certain local First Nations during 2015.	5%
Blackwater: Continue with application on Schedule 2 of the Metal Mining Effluent Regulations with approval targeted for Q2 2016.	Schedule 2 reporting requirements have been met, but application was delayed due to delays in the EA process (see above).
Performance Factor: Operational Execution
Achieve production guidance of 390,000 to 430,000 ounces of gold and 100 to 112 million pounds of copper. Achieve budgeted cash expenditures including operational and capital costs.	435,700 ounces of gold produced, exceeding Company’s guidance range. 100 million pounds of copper produced, which was at the low end of the Company’s guidance range. Cash expenditures, including operational and capital costs, were below amounts in the budget.	35%
Reduce Lost Time Injury Frequency Rate (LTIFR) by 20%, Total Reportable Injury Frequency Rate (TRIFR) by 5%, and All Injury Frequency Rate (AIFR) and Severity by 10% from December 31, 2014 end of year total.	Exceeded targeted reductions in LTIFR, TRIFR and Severity which were reduced from the prior year by 90%, 27% and 79% respectively. AIFR was reduced by 9%.
Perform a detailed review of the Environmental and Social Risk Management system focusing on material risks. Execute the 2015 action items identified in the review.	Review completed during 2015 and all 2015 action items completed.
Performance Factor: Management Succession
Execute plan to close gaps identified in 2014 succession plan. Ensure long term career development plans written and 2015 goals executed for employees ranked 7 and higher on the potential/performance ranking.	Continued to strengthen operations management. CEO transition announced. Employees identified as having highest potential to reach senior operational or corporate executive level positions completed long term development plans during 2015 and Q1 2016.	10%

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Additional achievements not reflected in the performance goals established at the end of 2014 were taken into account by the Compensation Committee when determining performance for 2015 and included: sale of Rainy River stream for $175 million at low cost of capital; sale of 30% interest in El Morro for $60 million (net of tax), cancellation of $94 million carried funding loan and 4% gold stream; and exploration successes at Peak Mines (Chronos and Anjea).

At the end of the year, the Compensation Committee reviews corporate performance against the various factors established at the end of the prior year, and also considers other relevant events and circumstances, to establish an overall corporate performance rating that is applied in determining bonuses and long term incentive awards.  In general, a score of 100% of the amount allocated to a particular objective is given if the objective was met. If the objective was not met or if the Company exceeded the objective, the Compensation Committee has the discretion to score that objective at less than or more than 100%. The Compensation Committee then recommends the corporate performance rating to the Board for approval.

Once proposed executive compensation has been calculated based on the formula, the Compensation Committee reviews overall executive compensation in light of other relevant factors, including benchmarking, share price performance, extraordinary transactions, etc., and determines if any adjustments to the proposed compensation are appropriate. If so, the Compensation Committee gives directions to enable management to prepare a revised executive compensation proposal. The Compensation Committee then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the Compensation Committee. The Compensation Committee then recommends the executive compensation to the Board for approval.

In 2015, the Company experienced strong success in all areas, including strong progress on its development projects and improved operating performance, resulting in a corporate performance rating of 125% based on the pre-established factors.  As the 2015 corporate performance rating was higher than in 2014, executive compensation in 2015 generally should have been higher than in 2014, if calculated without any adjustments.   However, share price performance in 2015 did not meet our expectations.  As a result, the Compensation Committee exercised their discretion to hold 2015 compensation for executive management at levels largely consistent with 2014 (in Canadian dollar terms).  In addition, a portion of 2015 executive compensation was shifted from cash bonuses to long term incentives, such that the aggregate bonuses paid to executive management were reduced by 20% (in Canadian dollar terms) compared to 2014, with the difference addressed through increased Option and PSU grants.

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A summary of the bonus amounts prescribed in employment contracts (where applicable), the target award percentages and the actual bonuses paid for the year ended December 31, 2015 for each NEO is set out below.

Name and Position	2015 Annual Salary ($)	Minimum Amount Specified in Employment Contract (where applicable)	Target Award as % of Annual Salary	Bonus Amount Paid ($)	Bonus Amount as % of Annual Salary (at December 31, 2015)
Randall Oliphant Executive Chairman	587,475	A minimum bonus of one-third of annual salary	125%	501,312	85%
Robert Gallagher President and Chief Executive Officer	509,145	A minimum bonus of one-third of annual salary	125%	344,652	68%
Brian Penny Executive Vice President and Chief Financial Officer	325,070	N/A	100%	187,992	58%
David Schummer Executive Vice President and Chief Operating Officer	372,068	N/A	100%	234,990	63%
Hannes Portmann Executive Vice President, Business Development	258,489	N/A	80%	156,660	61%

Other Compensation – Perquisites

No NEO received any perquisites during 2015 which, in aggregate, were greater than $50,000 or 10% of the respective NEO’s salary.

Stock Options

In March 2011, New Gold adopted a stock option plan (the “Stock Option Plan”). The general purpose of the Stock Option Plan is to advance the interests of New Gold by providing Eligible Persons (as defined below) with incentives to maximize shareholder value and to attract and reward long term commitments to New Gold by Eligible Persons. A description of the Stock Option Plan is set out in this Circular under “Stock Option Plan” on page 55. Options granted under the Stock Option Plan expire not later than the fifth anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. New Gold has a practice of not having options vest earlier than 12 months from the grant date.

The Compensation Committee recommends Option awards to the Board after considering input from management. The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, individual option holdings, whether they are in-the-money or not, and the total number of Options outstanding in making decisions or recommendations for Option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual Option awards of up to 50,000 Options to Eligible Persons who are not officers. Option awards in excess of 50,000 Options or to executive officers require approval by the Board.

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Expected value is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements. The value of Options granted to an individual as a percentage of his or her annual salary varies depending on the individual’s level within the organization and is determined based on benchmarking against the comparator group of companies as listed under the heading “Benchmarking”.

In December 2015, the Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options to the NEOs in recognition of their performance in 2015 and as part of their 2015 compensation.

Name	Position	Number of Options(1)	Value of Option award ($)(2)
Randall Oliphant	Executive Chairman	660,000	546,784
Robert Gallagher	President and Chief Executive Officer	470,000	389,376
Brian Penny	Executive Vice President and Chief Financial Officer	240,000	198,830
David Schummer	Executive Vice President and Chief Operating Officer	280,000	231,969
Hannes Portmann	Executive Vice President, Business Development	190,000	157,407
(1)	All of these Options were granted on December 18, 2015 and vest in three equal instalments on each of the first, second and third anniversaries of the date of grant. The exercise price for these Options is C$3.24. The options expire on December 18, 2020.
(2)	The value of the Option awards is calculated using the Black-Scholes option valuation methodology and converted at an exchange rate of US$1.00 = C$1.3882, being the noon rate quoted by the Bank of Canada on December 18, 2015, the date on which the Options were granted.

Performance Share Units

In 2009, New Gold introduced the Long Term Incentive Plan (as defined below), which provides for RSU (time-based share unit awards) and which was subsequently amended in February 2013 to provide for PSU (performance-based share unit awards) as a bonus in consideration of past services to the Company or its affiliates. The Board considers that PSU are a more appropriate form of compensation for NEOs (as compared to RSU) as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. In this Circular, RSU and PSU are collectively referred to as “Share Units”. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Long Term Incentive Plan” on page 57.

The Compensation Committee recommends PSU awards to the Board after considering input from management. The Compensation Committee considers external benchmarking data as well as individual performance of the NEO, PSU held by a NEO, the value of PSU held by a NEO, and the total number of PSU outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual PSU awards up to 25,000 PSU to Participants (as defined below) who are not officers. PSU awards in excess of 25,000 PSU or to executive officers require approval by the Board.

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In December 2015, the Board approved, on the recommendation of the Compensation Committee, the grant of the following PSU to the NEOs in recognition of their performance in 2015 and as part of their 2015 compensation. The Board determined that 50% of the PSU granted in December 2015 may only be satisfied by the payment of cash (and not the issuance of common shares).

Name	Position	PSU Granted(#)(1)	Total Value of PSU Award ($)(2)
Randall Oliphant	Executive Chairman	470,000	1,097,025
Robert Gallagher	President and Chief Executive Officer	340,000	793,593
Brian Penny	Executive Vice President and Chief Financial Officer	170,000	396,796
David Schummer	Executive Vice President and Chief Operating Officer	200,000	466,819
Hannes Portmann	Executive Vice President, Business Development	150,000	350,114
(1)	The PSU were granted on December 18, 2015 and have an Entitlement Date (as defined below) of December 12, 2018. PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the number of shares and/or cash payment to be issued or paid in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance (as defined below). Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.
(2)	The PSU granted in December 2015 for performance in 2015 are valued by multiplying the number of PSU granted by C$3.24, being the five-day volume weighted average share price of New Gold on the TSX immediately preceding the date of grant (December 18, 2015), and then converting that amount at an exchange rate of US$1.00 = C$1.3882, being the noon rate quoted by the Bank of Canada on December 18, 2015.

Share Ownership Policy for Directors and NEOs

Refer to page 51 of this Circular for information about the Company’s share ownership requirements and compliance by the Company’s directors, the Executive Chairman and the President and Chief Executive Officer in 2015. New Gold’s other NEOs are not required to comply with any minimum share ownership requirements.

Retirement Benefits

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their annual base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2015, the limitation on the Company’s matching contributions was C$12,465 per participating employee.

Other than matching contributions to the retirement program described above (which amounts are disclosed in the column entitled “All Other Compensation” in the Summary Compensation Table), New Gold does not provide retirement benefits for NEOs.

Fit with Overall Compensation Objectives

New Gold believes that all of the elements of compensation discussed above fit into New Gold’s overall compensation philosophy and objectives. Specifically, New Gold believes that the base salaries and retirement benefits paid to NEOs in 2015 supported its compensation objective of providing competitive compensation that attracts and retains talented employees while its annual performance-based cash incentives and equity-based compensation grants align compensation with shareholders’ interests and pay for performance and results. These elements also support New Gold’s business strategy and are sufficiently flexible to recognize the needs of New Gold in different business conditions.

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2016 Compensation Directions

The components of executive compensation for 2016 will be similar to those from 2015, comprised of base salaries, a performance-based cash bonus, Options, Share Units and other annual compensation such as health and retirement benefits. While the Board reviews the base salaries of the Company’s executive officers every year to ensure that they remain in line with the Company’s compensation objectives, in light of the share price performance in 2015, no adjustments have been made to the base salaries of the NEOs for 2016, with the exception of Mr. Portmann, whose salary was increased in recognition of his promotion from Vice President, Corporate Development to Executive Vice President, Business Development.

Succession Planning for Executive Officers

The Company has a formal process for succession planning for its executive officers. As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s executive officers and prepares a report to the Board on succession planning. The entire Board is responsible for working with the Compensation Committee to evaluate and nominate potential successors to the positions of Executive Chairman or President and Chief Executive Officer in accordance with the succession plan.

The Compensation Committee most recently reviewed the succession plans for the Company’s officers, including each of the executive officers, on December 15, 2015. As part of its review process, the committee identified potential successors and evaluated the readiness of such potential successors to assume the relevant position.

Risks Associated with Company’s Compensation Policies and Practices

The Compensation Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. The Compensation Committee engages executive compensation consultants to review compensation plans and identify areas of potential risk when a significant change in the design of a compensation plan is contemplated. In particular, the committee considers the impact on NEOs and other senior executives to ensure that they do not take inappropriate or excessive risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy which prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of common shares or other securities of the Company held by the executive officer or director.

Executive Compensation Clawback Policy

In 2015, the Board adopted an executive compensation clawback policy which allows the Board to require reimbursement of excess compensation paid or granted to the Chief Executive Officer or Chief Financial Officer after adoption of the policy in certain circumstances where the Company is required to restate its financial statements, the executive engaged in fraud or willful misconduct which caused or significantly contributed to the reason for the restatement, and the incentive compensation paid to the executive would have been lower had it been based on the restated financial statements.

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Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2010 to December 31, 2015 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2010	2011	2012	2013	2014	2015
New Gold Inc.	100.0	106.2	113.7	57.4	51.6	33.3
% Change (year on year)		6.2	7.1	-49.5	-10.3	-35.5
S&P/TSX Composite Index	100.0	91.4	97.9	110.3	121.9	112.0
% Change (year on year)		-8.6	7.0	12.7	10.5	-8.1
S&P/TSX Global Gold Index	100.0	86.5	73.8	39.0	36.9	33.2
% Change (year on year)		-13.6	-14.6	-47.2	-5.5	-10.0

During the past five years, both commodity and equity markets have experienced considerable volatility. The gold price increased through 2011 as reverberations from the global financial crisis continued and equity markets declined. Gold’s momentum then slowed and, amid increasing anticipation of interest rate rises, the price fell from 2013 through 2015, with a corresponding negative effect on both New Gold’s share price performance and the S&P/TSX Global Gold Index.

Over the period from January 1, 2011 to December 31, 2015, New Gold’s share price in Canadian dollars decreased by 66%.  Over the same period, the total value of compensation awarded to the Executive Chairman, the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, and the other two most highly compensated executive officers decreased by 13% in Canadian dollar terms.

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Although the decline in NEO compensation over the period was not as large as the decline in the share price, it is the case that most of the NEO’s compensation is comprised of long term incentive awards, the value of which fluctuates with the share price.  For example, as indicated in the table under the heading “Realized and Realizable Pay for the President and Chief Executive Officer”, over the last five years, the CEO’s realized and realizable direct compensation has averaged 58% of his reported direct compensation. In addition, as at December 31 2015, the NEOs beneficially owned 5,560,427 common shares in the aggregate, which further enhances their alignment with shareholders.

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs, being: (a) the Executive Chairman, (b) the President and Chief Executive Officer, (c) the Executive Vice President and Chief Financial Officer, and (d) the other two most highly compensated executive officers, for the years ended December 31, 2015, 2014 and 2013.

Compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs in United States dollars as this is the currency that the Company uses for its financial statements.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($) (5)(6)	Option- based Awards ($) (6)(7)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($) (9)	Total Compensation ($)
					Annual Incentive Plans (8)	Long term Incentive Plans
Randall Oliphant(1) Executive Chairman	2015	587,475	1,097,025	546,784	501,312	-	9,764	2,742,360
	2014	679,050	783,323	777,113	724,320	-	10,987	2,974,793
	2013	728,250	864,997	852,506	776,800	-	11,565	3,234,118
Robert Gallagher(2) President and Chief Executive Officer	2015	509,145	793,593	389,376	344,652	-	9,764	2,046,530
	2014	588,510	577,185	564,506	497,970	-	10,987	2,239,158
	2013	631,150	461,331	483,855	436,950	-	11,565	2,024,851
Brian Penny Executive Vice President and Chief Financial Officer	2015	325,070	396,796	198,830	187,992	-	9,764	1,118,452
	2014	375,741	288,593	285,919	271,620	-	10,987	1,232,860
	2013	402,965	288,332	299,529	291,300	-	11,565	1,293,691
David Schummer(3) Executive Vice President and Chief Operating Officer	2015	372,068	466,819	231,969	234,990	-	9,764	1,315,610
	2014	110,824	1,167,001	892,962	126,756	-	422,329	2,719,872
	2013	-	-	-	-	-	-	-
Hannes Portmann(4) Executive Vice President, Business Development	2015	258,489	350,114	157,407	156,660	-	9,509	932,179
	2014	271,620	267,979	263,925	181,080	-	10,987	995,591
	2013	271,880	259,499	299,529	194,200	-	11,565	1,036,673
(1)	Mr. Oliphant is also a director of New Gold but does not receive compensation related to his role as a director.
(2)	Mr. Gallagher is also a director of New Gold but does not receive compensation related to his role as a director.
(3)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer of New Gold effective September 29, 2014. Upon appointment, Mr. Schummer received a cash signing bonus of $226,350 (which is shown in the column entitled “All Other Compensation”), 250,000 Options (which are shown in the column entitled “Option-Based Awards”) and 75,000 PSU and 75,000 RSU (which are shown in the column entitled “Share-Based Awards”). Such Options, PSU and RSU were granted on September 29, 2014.
(4)	Mr. Portmann was promoted to Executive Vice President, Business Development effective December 18, 2015. Previously, he held the position of Vice President, Corporate Development.

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(5)	The Share Units are valued as follows:
(a)	The Share Units granted (all of which are PSU) in December 2015 for performance in 2015 are valued by multiplying the number of Share Units granted by C$3.24, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2015), and then converting that amount at an exchange rate of US$1.00 = C$1.3882, being the noon rate quoted by the Bank of Canada for December 18, 2015.
(b)	The Share Units granted (all of which are PSU) in December 2014 in respect of 2014 performance are valued by multiplying the number of Share Units granted by C$4.78, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada for December 18, 2014.
(c)	75,000 RSU and 75,000 PSU granted to Mr. Schummer upon his appointment on September 29, 2014 are valued by multiplying the number of units granted by C$6.22, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.1145 being the noon rate quoted by the Bank of Canada for September 29, 2014.
(d)	The Share Units granted (all of which are PSU) in February 2014 for performance in 2013 are valued by multiplying the number of Share Units granted by C$6.33, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (February 14, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.0981, being the noon rate quoted by the Bank of Canada for February 14, 2014.
(6)	Options and Share Units are disclosed as follows:
(a)	Options and Share Units are disclosed based on the performance year in respect of which the compensation was granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 31 for more information.
(b)	Options and Share Units granted on hire are disclosed in the year of grant.
(c)	PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.
(7)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:
Grant date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value	Exchange Rate (US$1.00 =)
December 18, 2015	2015	C$3.24	1.40%	46%	3.70	C$1.15	C$1.3882
December 18, 2014	2014	C$4.78	1.29%	53%	3.67	C$1.70	C$1.1594
September 29, 2014	Signing Bonus	C$6.22	1.29%	53%	3.67	C$2.51	C$1.1145
February 14, 2014	2013	C$6.33	1.09%	53%	3.67	C$2.54	C$1.0981
(8)	Payments under annual incentive plans were paid in December 2015 for performance in 2015, December 2014 for performance in 2014, and February 2014 for performance in 2013. Refer to “Timing” on page 31 for more information.
(9)	Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of $11,565 in 2013, $10,987 in 2014 and $9,764 in 2015 to each of Messrs. Oliphant, Gallagher and Penny. The amounts shown for Mr. Portmann are Company-paid contributions of $11,565 in 2013, $10,987 in 2014 and $9,509 in 2015. The amount shown for Mr. Schummer includes company-paid matching contributions to a Group RRSP in the amount $9,764 in 2015, consulting fees of $74,011 for consulting work prior to his appointment on September 29, 2014, a signing bonus of $226,350 and Company-paid relocation and related expenses of $121,968.

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The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity. Note that Mr. Schummer was appointed as Executive Vice President and Chief Operating Officer in September 2014 and received total compensation in 2014 of $2,719,872, which included a cash signing bonus of $226,350, 250,000 Options, 75,000 PSU and 75,000 RSU. The aggregate total compensation paid to the NEOs in 2015 was $2,007,143 lower than their aggregate total compensation in 2014.

	Total Compensation for Named Executive Officers ($)	Total Compensation for Named Executive Officers as a Percentage of Earnings from Mine Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2015	8,155,131	16%	0.5%
2014	10,162,274	10%	0.4%
Change	(2,007,143)	6%	0.1%

NEO Cash Compensation

The following table shows the cash compensation received by each NEO during the years ended December 31, 2015 and 2014 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during the years ended December 31, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary ($)(1)	Annual Incentive Plans (Bonus Amount Paid) ($)(2)	All Other Cash Compensation ($)(3)	Total Cash Compensation ($)
Randall Oliphant Executive Chairman	2015	587,475	501,312	9,764	1,098,551
	2014	679,050	724,320	10,987	1,414,357
	Change	(91,575)	(223,008)	(1,223)	(315,806)
Robert Gallagher President and Chief Executive Officer	2015	509,145	344,652	9,764	863,561
	2014	588,510	497,970	10,987	1,097,467
	Change	(79,365)	(153,318)	(1,223)	(233,906)
Brian Penny Executive Vice President and Chief Financial Officer	2015	325,070	187,992	9,764	522,826
	2014	375,741	271,620	10,987	658,348
	Change	(50,671)	(83,628)	(1,223)	(135,522)
David Schummer(4) Executive Vice President and Chief Operating Officer	2015	372,068	234,990	9,764	616,822
	2014	110,824	126,756	422,329	659,909
	Change	261,244	108,234	(412,565)	(43,087)
Hannes Portmann Executive Vice President, Business Development	2015	258,489	156,660	9,509	424,658
	2014	271,620	181,080	10,987	463,687
	Change	(13,131)	(24,420)	(1,478)	(39,029)
(1)	Negative change in salary for Messrs. Oliphant, Gallagher and Penny is due to currency exchange rate variations. There was no change for 2014 to 2015 in the Canadian dollar salaries paid to Messrs. Oliphant, Gallagher, Penny and Schummer.
(2)	Bonuses, Options and Share Units are disclosed based on the year in respect of which the compensation was paid or granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 31 for more information.

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(3)	Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of $9,764 in 2015 and $10,987 in 2014 to each of Messrs. Oliphant, Gallagher and Penny. The amounts shown for Mr. Portmann are Company-paid contributions to a Group RRSP of $9,509 in 2015 and $10,987 in 2014. The amounts shown for Mr. Schummer are Company-paid matching contributions to a Group RRSP of $9,764 in 2015 and consulting fees of $74,011 for his consulting work prior to his appointment on September 29, 2014, a signing bonus of $226,350 and Company-paid relocation and related expenses of $121,968 in 2014.
(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The salary and bonus for 2014 reflect the actual amounts paid to him during the year. Refer to Note 3 to the Summary Compensation Table for more information.

NEO Equity Compensation

The following table shows the equity compensation received by each NEO during the years ended December 31, 2015 and 2014 and the year-over-year change. Refer to the Summary Compensation Table above for total compensation earned by NEOs during the years ended December 31, 2015, 2014 and 2013.

Name and principal position	Year	Share-based Awards ($)(1)(2)	Option-based Awards ($)(2)(3)	Total Value of Equity-based Compensation ($)
Randall Oliphant Executive Chairman	2015	1,097,025	546,784	1,643,809
	2014	783,323	777,113	1,560,436
	Change	313,702	(230,329)	83,373
Robert Gallagher President and Chief Executive Officer	2015	793,593	389,376	1,182,969
	2014	577,185	564,506	1,141,691
	Change	216,408	(175,130)	41,278
Brian Penny Executive Vice President and Chief Financial Officer	2015	396,796	198,830	595,626
	2014	288,593	285,919	574,512
	Change	108,203	(87,089)	21,114
David Schummer(4) Executive Vice President and Chief Operating Officer	2015	466,819	231,969	698,788
	2014	1,167,001	892,962	2,059,963
	Change	(700,182)	(660,993)	(1,361,175)
Hannes Portmann Executive Vice President, Business Development	2015	350,114	157,407	507,521
	2014	267,979	263,925	531,904
	Change	82,135	(106,518)	(24,383)
(1)	The Share Units granted are valued as follows:
(a)	The Share Units granted (all of which are PSU) in December 2015 for performance in 2015 are valued by multiplying the number of Share Units granted by C$3.24, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2015), and then converting that amount at an exchange rate of US$1.00 = C$1.3882, being the noon rate quoted by the Bank of Canada for December 18, 2015.
(b)	75,000 RSU and 75,000 PSU granted to Mr. Schummer upon his appointment on September 29, 2014 are valued by multiplying the number of units granted by C$6.22, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.1145 being the noon rate quoted by the Bank of Canada for September 29, 2014.
(c)	The Share Units (all of which are PSU) granted in December 2014 in respect of 2014 performance are valued by multiplying the number of Share Units granted by C$4.78, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2014), and then converting that amount at an exchange rate of US$1.00 = C$1.1594, being the noon rate quoted by the Bank of Canada for
December 18, 2014.

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(2)	Options and Share Units are disclosed as follows:
(a)	Options and Share Units are disclosed based on the performance year in respect of which the compensation was granted, regardless of whether the grant was made in that year or the following year. Refer to “Timing” on page 31 for more information.
(b)	Options granted on hire are disclosed in the year of grant.
(c)	PSU are shown based on the number of PSU granted. On the Entitlement Date of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.
(3)	Option-based awards are valued using the Black-Scholes option valuation methodology. This is consistent with the accounting values used in the Company’s financial statements. The key assumptions made in valuing the awards are set out in Note 7 to the Summary Compensation Table.
(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. The table includes the value of Options and Share Units granted as a part of Mr. Schummer’s signing bonus. Refer to Note 3 to the Summary Compensation Table for more information.

Realized and Realizable Pay for the President and Chief Executive Officer

Given that long term incentives represent a majority of our NEOs’ total direct compensation, the value realized by our NEOs is tied directly to our share price performance. This reinforces New Gold’s commitment to ensure alignment of compensation with performance and our shareholder experience.

The table below compares the reported total direct compensation awarded to our President and Chief Executive Officer over the past five years and the value of that year’s compensation that was realized or realizable as at December 31, 2015. Calculating realized and realizable pay as a percentage of total direct compensation illustrates the proportion of the grant value of Mr. Gallagher’s compensation that he has realized upon payment or vesting or that remains realizable upon future vesting.

Year	Total Direct Compensation Reported(1) ($)	Value at December 31, 2015 ($)			Realized + Realizable Pay as a Percentage of Total Direct Compensation Reported (%)
		Realized Pay(2)	Realizable Pay(3)	Total Realized + Realizable
2011	3,333,310	1,264,625	-	1,264,625	38%
2012	3,243,537	1,619,217	-	1,619,217	50%
2013	2,013,286	1,068,100	157,426	1,225,526	61%
2014	2,228,171	1,086,480	285,007	1,371,487	62%
2015	2,036,766	853,797	791,040	1,644,837	81%
(1)	Total direct compensation as reported in the summary compensation table of New Gold’s management information circular in the applicable year, comprising base salary, bonus and the grant date value of PSU and Options.
(2)	Realized pay for the applicable year is the sum of base salary and bonus paid in respect of that year’s performance, the value at vesting of PSU granted in respect of that year’s performance, where those PSU vested on or before December 31, 2015, and the value at exercise of Options granted in respect of that year’s performance, where the Options were exercised on or before December 31, 2015, and then converting these values using the noon US$/C$ exchange rate quoted by the Bank of Canada on the day that the value was paid, vested or exercised, as the case may be.
(3)	Realizable pay for the applicable year is the sum of the value as at December 31, 2015 of unvested PSU granted in respect of that year’s performance (calculated using actual performance for completed performance periods and assuming target performance for future performance periods) and the in-the-money value of unexercised Options (whether or not vested) granted in respect of that year’s performance, calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22, and then converting that amount at an exchange rate of US$1.00 = C$1.3840, being the noon rate quoted by the Bank of Canada for December 31, 2015.

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NEO Share Ownership

The following table shows the number of common shares of New Gold and Share Units held by each NEO, the value of those common shares and Share Units as at December 31, 2015 and 2014, and the year-over-year change.

Name and Principal Position	Year	Number of Common Shares Held	Number of Share Units Held (1)	Amount At-risk (Total Market Value of Common Shares and Share Units) ($) (2)
Randall Oliphant Executive Chairman	2015	4,625,776	810,000	13,710,256
	2014	4,570,855	484,000	22,791,795
	Change	54,921	326,000	(9,081,539)
Robert Gallagher President and Chief Executive Officer	2015	290,530	560,000	2,145,229
	2014	255,060	313,000	2,561,321
	Change	35,470	247,000	(416,092)
Brian Penny (3) Executive Vice President and Chief Financial Officer	2015	591,358	290,000	2,222,984
	2014	570,000	176,000	3,363,633
	Change	21,358	114,000	(1,140,649)
David Schummer (4) Executive Vice President and Chief Operating Officer	2015	800	405,000	1,023,519
	2014	800	230,000	1,040,652
	Change	Nil	175,000	(17,133)
Hannes Portmann Executive Vice President, Business Development	2015	51,963	260,000	786,841
	2014	25,473	140,000	746,100
	Change	26,490	120,000	40,741
(1)	All Share Units in this column are PSU other than 75,000 RSU granted to Mr. Schummer on September 29, 2014 upon his appointment. PSU are shown based on the number of Share Units granted. On the Entitlement Date of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.
(2)	Calculated by multiplying the number of Share Units (all of which are PSU except for 75,000 RSU granted to Mr. Schummer on September 29, 2014) and common shares by the closing price of New Gold’s common shares on the TSX on December 31, 2015 and 2014 of C$3.22 and C$4.98, respectively, and converted at an exchange rate of US$1.00 = C$1.2767 for 2015 and US$1.00 = C$1.1045 for 2014, being the average noon rate quoted by the Bank of Canada for each respective year.
(3)	Mr. Penny also holds New Gold 7% Senior Notes due 2020 in the principal amount of $300,000.
(4)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. Number of Share Units held by Mr. Schummer includes the PSU and RSU granted as a part of his signing bonus. Refer to Note 3 to the Summary Compensation Table for more information.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2015.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2015

Name	Grant date(1)(2)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(3)	Number of Unvested Share Units (#)(4)	Market Value of Unvested Share-based Awards($)
Randall Oliphant	June 2, 2009	1,500,000	3.21	June 2, 2016	11,750	-	-
	January 26, 2011	500,000	7.67	January 26, 2018	-	-	-
	February 10, 2012	500,000	11.87	February 10, 2017	-	-	-
	February 13, 2013	290,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	370,000	6.33	February 14, 2019	-	150,000	378,334
	December 18, 2014	530,000	4.78	December 18, 2019	-	190,000	479,223
	December 18, 2015	660,000	3.24	December 18, 2020	-	470,000	1,185,446
Robert Gallagher	June 2, 2009	840,000	3.21	June 2, 2016	6,580	-	-
	January 26, 2011	400,000	7.67	January 26, 2018	-	-	-
	February 10, 2012	350,000	11.87	February 10, 2017	-	-	-
	February 13, 2013	189,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	210,000	6.33	February 14, 2019	-	80,000	201,778
	December 18, 2014	385,000	4.78	December 18, 2019	-	140,000	353,112
	December 18, 2015	470,000	3.24	December 18, 2020	-	340,000	857,557
Brian Penny	June 2, 2009	100,000	3.21	June 2, 2016	783	-	-
	January 27, 2010	400,000	4.39	January 27, 2017	-	-	-
	January 26, 2011	100,000	7.67	January 26, 2018	-	-	-
	February 10, 2012	200,000	11.87	February 10, 2017	-	-	-
	February 13, 2013	112,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	130,000	6.33	February 14, 2019	-	50,000	126,111
	December 18, 2014	195,000	4.78	December 18, 2019	-	70,000	176,556
	December 18, 2015	240,000	3.24	December 18, 2020	-	170,000	428,778
David Schummer	September 29, 2014(5)	250,000	6.22	September 29, 2019	-	125,000	315,278
	December 18, 2014	225,000	4.78	December 18, 2019	-	80,000	201,778
	December 18, 2015	280,000	3.24	December 18, 2020	-	200,000	504,445
Hannes Portmann	January 27, 2010	150,000	4.39	January 27, 2017	-	-	-
	January 26, 2011	50,000	7.67	January 26, 2018	-	-	-
	February 10, 2012	100,000	11.87	February 10, 2017	-	-	-
	February 13, 2013	62,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	130,000	6.33	February 14, 2019	-	45,000	113,500
	December 18, 2014	180,000	4.78	December 18, 2019	-	65,000	163,945
	December 18, 2015	190,000	3.24	December 18, 2020	-	150,000	378,334
(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)	PSU granted on February 14, 2014 have an Entitlement Date of December 31, 2016. PSU granted on December 18, 2014 have an Entitlement Date of December 31, 2017. PSU granted on December 18, 2015 have an Entitlement Date of December 12, 2018.
(3)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise.
(4)	Calculated by multiplying the number of Share Units (all of which are PSU except for 75,000 RSU granted to Mr. Schummer on September 29, 2014) by the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. The amount is then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The actual value realized will depend on the price of the common shares on the date of vesting and, in the

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case of PSU, the Achieved Performance. On the Entitlement Date of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of Share Units granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.
(5)	Mr. Schummer was appointed Executive Vice President and Chief Operating Officer on September 29, 2014. Options, PSU and RSU were granted in September 2014 upon Mr. Schummer being hired. Such PSU have an Entitlement Date in December 31, 2017 and such RSU vest in three equal instalments, with the remaining instalments vesting on December 1, 2016 and 2017.

Value Vested or Earned During the Year Ended December 31, 2015

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2015.

Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)	Non-equity Incentive plan Compensation – Value Earned during the Year ($)(2)
Randall Oliphant	Nil	283,072	501,312
Robert Gallagher	Nil	182,816	344,652
Brian Penny	Nil	110,084	187,992
David Schummer	Nil	56,985	234,990
Hannes Portmann	Nil	58,973	156,660
(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.
(2)	Amounts shown represent non-equity incentive plan compensation for 2012 performance which was paid in 2015. Refer to “Timing” on page 31 for more information.

Options Exercised during the Year Ended December 31, 2015

The following table provides details regarding stock options exercised and sold by the NEOs during the year ended December 31, 2015.

Name	Number of Options Exercised and Sold	Option Expiry Date	Option Exercise Price	Date of Exercise	Value Realized ($)(1)
Randall Oliphant	Nil	N/A	Nil	N/A	Nil
Robert Gallagher	Nil	N/A	Nil	N/A	Nil
Brian Penny	Nil	N/A	Nil	N/A	Nil
David Schummer	Nil	N/A	Nil	N/A	Nil
Hannes Portmann	60,000	August 7, 2015	C$2.00	August 7, 2015	$38,133
(1)	Calculated using the difference between the price of New Gold’s common shares on the TSX at the time of exercise and the exercise price of the respective options. The amount is then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The amounts shown in this column may not reflect cash received, as the respective NEO may not have sold all of the shares acquired upon the exercise of his options concurrent with such exercise.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions.

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Termination Without Cause

If an NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, the NEO will receive a severance payment of: (i) for Mr. Oliphant and Mr. Gallagher, 36 months’ salary and 24 months’ incentive bonus; and (ii) for the other NEOs, 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus. For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by the NEO in the previous bonus year. Any stock options granted before the date of the employment agreement will remain exercisable until the earlier of (i) the expiry of such option, or (ii) the date which is 12 months from the date of such termination. Any Options granted after the date of the employment agreement which have not vested at the time of termination will be cancelled and any Options granted after the date of the employment agreement that have vested will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is six months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the incentive bonus severance payment above.

Termination Following a Change of Control

If there is a Change of Control of New Gold (as defined below) and within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, the NEO will receive a severance payment of, for Mr. Oliphant and Mr. Gallagher, 36 months’ salary and, for the other NEOs, 24 months’ salary plus, for all NEOs, the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year. Any Options which have not vested at the time of termination will vest immediately and will remain exercisable until the earlier of (i) the expiry of such Option or, (ii) the date which is 12 months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold will not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person

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or the persons comprising such body, providing this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination following a Change of Control or Termination Without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming a termination of employment occurred on December 31, 2015.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($) (1)	Total Estimated Incremental Payment ($) (2)
Randall Oliphant	1,762,425	1,468,688	176,243	Nil	3,407,356
Robert Gallagher	1,527,435	1,272,863	152,744	Nil	2,953,042
Brian Penny	487,605	487,605	73,141	Nil	1,048,351
David Schummer	403,074	403,074	60,461	Nil	866,609
Hannes Portmann	387,734	310,187	58,160	Nil	756,081
Total:	4,568,273	3,942,417	520,749	Nil	9,031,439
(1)	For Options, calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. These amounts are then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015.
(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and these payments may be contingent on signing a release.

Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options & Share Units Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Randall Oliphant	1,762,425	1,468,688	176,243	2,043,003	5,450,359
Robert Gallagher	1,527,435	1,272,863	152,744	1,412,447	4,365,489
Brian Penny	650,140	650,140	97,521	731,446	2,129,247
David Schummer	744,136	744,136	111,620	1,021,501	2,621,393
Hannes Portmann	516,978	413,582	77,547	655,779	1,663,886
Total:	5,201,114	4,549,409	615,675	5,864,176	16,230,374
(1)	For Options, calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. For Share Units, calculated by multiplying the number of Share Units that would have vested on termination of employment by the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. These amounts are then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015.
(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and these payments may be contingent on signing a release.

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Statement of Director Compensation

Each year the Compensation Committee reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year based on, among other things, a review of director compensation at peer group companies and other market participants, overall corporate performance and other corporate imperatives, and general trends in director compensation.  For example, in 2014 the amount of the annual retainer paid to non-executive directors was reduced by 25% in light of declining commodity prices.  In addition, since 2014, non-executive directors have been required to take 100% of their annual retainer in deferred share units (“DSU”) to reduce the Company’s overall cash compensation obligations and enhance alignment with shareholders.  The Board reviews the recommendation of the Compensation Committee regarding non-executive director compensation and makes a final determination.

In 2015, New Gold provided an annual retainer of C$75,000 to each non-executive director and an additional C$15,000 to the Chair of the Audit Committee.  As indicated above, Directors were required to take their 2015 annual retainer in DSU.  New Gold does not pay per-meeting fees.  Executives of New Gold that serve as directors do not receive any additional compensation for acting in that capacity.

All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.

In addition to the annual retainer, each year New Gold grants Options to each non-executive director. Under New Gold’s Stock Option Plan, Option grants to non-executive directors cannot exceed 1% of the Company’s issued and outstanding common shares and the maximum value of Options that may be granted to each non-executive director cannot exceed C$100,000 in any fiscal year. Of the Options granted to non-executive directors, 1,204,572 Options remained outstanding as at December 31, 2015, which equates to 0.24% of the Company’s issued and outstanding common shares as of such date.

During the year ended December 31, 2015, New Gold granted an aggregate of 508,178 stock options and 143,193 DSU to the non-executive directors.

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DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2015.

Name	Annual Retainer – Cash ($)(1)	Annual Retainer – Share-based Awards ($) (2)	Option-based Awards ($) (3)	All Other Compensation ($)	Total ($)
David Emerson	-	58,747	79,901	-	138,648
James Estey	-	70,497	79,901	-	150,398
Vahan Kololian	-	58,747	79,901	-	138,648
Martyn Konig	-	58,747	79,901	-	138,648
Pierre Lassonde	-	58,747	79,901	-	138,648
Kay Priestly	-	64,622 (4)	81,049 (5)	-	145,671
Raymond Threlkeld	-	58,747	79,901	130,845 (6)	269,493
Total:	-	428,854	545,403	130,845	1,120,154
(1)	All of the directors’ 2015 annual retainer was required to be taken in DSU.
(2)	Except as otherwise noted, the value of share-based awards calculated by multiplying the number of DSU by C$3.81, being the closing price of New Gold’s common shares on the TSX before the date of grant (May 26, 2015), and then converting that amount at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015.
(3)	Valued using the Black-Scholes option valuation methodology. Except as otherwise noted, the key assumptions made in valuing the awards are as follows:
Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (US$1.00 =)
May 27, 2015	C$3.89	1.17%	46%	3.7	C$1.37	C$1.2485
(4)	Ms. Priestly was appointed as director of the Company on June 2, 2015 and as Chair of the Audit Committee on October 28, 2015. Ms. Priestly was granted 18,750 DSU on June 11, 2015 following her appointment as the Board and a further 2,396 DSU on November 6, 2015 following her appointment as Chair of the Audit Committee. The value of the June 11, 2015 share-based award was calculated by multiplying the number of DSU by C$4.00, being the closing price of New Gold’s common shares on the TSX immediately prior to the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The value of the November 6, 2015 share-based award was calculated by multiplying the number of DSU by C$3.13, being the closing price of New Gold’s common shares on the TSX immediately prior to the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015.
(5)	Valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the Option award to Ms. Priestly are as follows:
Grant date	Exercise price	Risk free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (US$1.00 =)
June 11, 2015	C$3.95	1.32%	46%	3.7	C$1.40	C$1.2314
(6)	Compensation provided to Mr. Threlkeld during 2015 for consulting services with respect to the development of various projects, including the Rainy River project, and the evaluation of corporate development opportunities.

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Share Ownership Policy for Directors and NEOs

In March 2011, the Board introduced a share ownership policy for the Company’s directors as well as the Executive Chairman and the President and Chief Executive Officer.

The policy provides that each director, with the exception of the Executive Chairman and the President and Chief Executive Officer, should own common shares and/or DSU (not including Options), equivalent in value to at least three times the annual retainer paid to directors (which retainer is paid in cash and/or DSU).

Each of the Executive Chairman and the President and Chief Executive Officer should own common shares and Share Units (not including Options) equivalent in value to at least three times his base salary.

The Executive Chairman, the President and Chief Executive Officer, and all other current directors meet the share ownership requirements, though Ms. Priestly is not required to achieve compliance until June 2018. Other than Mr. Lassonde, who will not be standing for re-election at the upcoming Meeting, the number of common shares, DSU or PSU and Options held by each director as at March 3, 2016 are set out in their biographies in the “Business of the Meeting” section of this Circular. As at March 3, 2016, Mr. Lassonde held 7,428,700 common shares, 50,328 DSU and 192,714 Options. As a new director Mr. Pearce, who has been nominated for election to the Board for the first time at the Meeting, will not be required to comply with the share ownership requirements until April 2019.

Name	Ownership Requirement ($)(1)	Value of Common Shares Held ($)(2)	Value of DSU or PSU Held ($)(3)(4)	Total Value of Common Shares and DSU or PSU Held ($)	Compliance with Ownership Requirement
David Emerson	167,823	73,842	188,113	261,955	Achieved
James Estey	201,387	1,023,764	309,302	1,333,066	Achieved
Robert Gallagher	1,454,464	1,428,518	2,067,577	3,496,095	Achieved
Vahan Kololian	167,823	4,404,680	210,660	4,615,340	Achieved
Martyn Konig	167,823	804,878	257,347	1,062,225	Achieved
Pierre Lassonde	167,823	27,427,512	185,816	27,613,328	Achieved
Randall Oliphant	1,678,228	17,078,833	2,990,602	20,069,435	Achieved
Kay Priestly	184,605	203,066	78,073	281,139	Achieved(5)
Raymond Threlkeld	167,823	569,448	167,485	736,933	Achieved
(1)	Ownership requirement for non-executive directors calculated as three times the annual retainer of C$75,000 converted at an exchange rate of US$1.00 = C$1.3407, being the noon rate quoted by the Bank of Canada on March 3, 2016. Ownership requirement for each of the Executive Chairman and the President and Chief Executive Officer calculated as three times their base salary converted at an exchange rate of US$1.00 = C$1.3407, being the noon rate quoted by the Bank of Canada on
March 3, 2016.
(2)	Calculated using the closing price of New Gold’s common shares on the TSX on March 3, 2016 of C$4.95 and converted at an exchange rate of US$1.00 = C$1.3407, being the noon rate quoted by the Bank of Canada on March 3, 2016.
(3)	For non-executive directors, amounts in the column represent the value of DSU held. For Messrs. Oliphant and Gallagher the amounts in this column represent the value of PSU held. The value of DSU or PSU held is calculated by multiplying the number of DSU or PSU by the closing price of New Gold’s common shares on the TSX on March 3, 2016 of C$4.95. The amounts are then converted at an exchange rate of US$1.00 = C$1.3407, being the noon rate quoted by the Bank of Canada on March 3, 2016.
(4)	PSU are shown based on the number of Share Units granted. On the Entitlement Date of the PSU, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSU granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 57 for further details regarding PSU.

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(5)	New Gold’s share ownership policy allows a period of three years for newly elected directors to achieve compliance. Therefore, Ms. Priestly has until June 2018 to achieve compliance.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2015.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2015

Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(2)	Number of Unvested Shares or DSU (#)	Market Value of Unvested DSU ($)(3)
David Emerson	August 10, 2012	20,300	10.34	August 10, 2017	-	3,991	10,066
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	33,099
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	35,692
	May 27, 2015	72,815	3.89	May 27, 2020	-	19,685	49,650
James Estey	June 30, 2010	-	-	-	-	9,985	25,184
	June 2, 2011	-	-	-	-	6,674	16,833
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	11,420	28,804
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	15,092	38,065
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	16,981	42,830
	May 27, 2015	72,815	3.89	May 27, 2020	-	23,622	59,580
Vahan Kololian	June 2, 2011	-	-	-	-	5,133	12,947
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	12,523
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	33,099
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	35,692
	May 27, 2015	72,815	3.89	May 27, 2020	-	19,685	49,650
Martyn Konig	June 30, 2010	-	-	-	-	7,680	19,371
	June 2, 2011	-	-	-	-	5,133	12,947
	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	25,046
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	33,099
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	35,692
	May 27, 2015	72,815	3.89	May 27, 2020	-	19,685	49,650
Pierre Lassonde	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	9,930	25,046
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	16,551
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	35,692
	May 27, 2015	72,815	3.89	May 27, 2020	-	19,685	49,650

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Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(2)	Number of Unvested Shares or DSU (#)	Market Value of Unvested DSU ($)(3)
Kay Priestly	June 11, 2015	71,288	3.95	June 11, 2020	-	18,750	47,292
	November 6, 2015	-	-	-	-	2,396	6,043
Raymond Threlkeld	June 8, 2011	18,700	9.59	June 8, 2016	-	-	-
	May 10, 2012	24,600	8.54	May 10, 2017	-	-	-
	June 18, 2012	-	-	-	-	4,965	12,523
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	16,551
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	35,692
	May 27, 2015	72,815	3.89	May 27, 2020	-	19,685	49,650
(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(2)	Calculated using the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The value shown in this column does not represent the actual value the individual director could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise. As at December 31, 2015, there were no unexercised in-the-money options held by non-executive directors.
(3)	Calculated by multiplying the number of DSU by the closing price of New Gold’s common shares on the TSX on December 31, 2015 of C$3.22. The amount is then converted at an exchange rate of US$1.00 = C$1.2767, being the average noon rate quoted by the Bank of Canada for 2015. The actual value realized will depend on the price of the common shares on the date of vesting of the DSU.

Value Vested during the Year Ended December 31, 2015

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2015.

Name	Option-based Awards – Value Vested during the Year ($)(1)
David Emerson	Nil
James Estey	Nil
Vahan Kololian	Nil
Martyn Konig	Nil
Pierre Lassonde	Nil
Kay Priestly	Nil
Raymond Threlkeld	Nil
(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.

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Options Exercised during the Year Ended December 31, 2015

The following table provides details regarding stock options exercised and sold by each director during the year ended December 31, 2015. There were no options exercised by non-executive directors during 2015.

Name	Number of Options Exercised and Sold	Option Exercise Price	Date of Exercise	Value realized ($)
David Emerson	Nil	Nil	N/A	Nil
James Estey	Nil	Nil	N/A	Nil
Vahan Kololian	Nil	Nil	N/A	Nil
Martyn Konig	Nil	Nil	N/A	Nil
Pierre Lassonde	Nil	Nil	N/A	Nil
Kay Priestly	Nil	Nil	N/A	Nil
Raymond Threlkeld	Nil	Nil	N/A	Nil

Deferred Share Unit Plan

The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. It is administered by the Compensation Committee.

A DSU is a notional share-based unit that has the same value as one common share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 50% of their retainer in the form of DSU, but in each of 2014 and 2015, directors were required to take 100% of their retainer in the form of DSU. The number of DSU granted to a director is determined by dividing the amount of compensation to be taken as DSU by the closing price for a common share on the TSX on the business day immediately preceding the date of grant. During the year ended December 31, 2015, an aggregate of 143,193 DSU were issued to directors. No DSU were redeemed under the DSU Plan during 2015. As at March 3, 2016, there are an aggregate of 378,320 DSU outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

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EQUITY COMPENSATION PLANS

New Gold has three equity compensation plans: the Stock Option Plan; the Long Term Incentive Plan; and one historical stock option plan.

STOCK OPTION PLAN

New Gold’s stock option plan (“Stock Option Plan”) was adopted by the Board on March 3, 2011 and was subsequently approved by shareholders on May 4, 2011 and then reapproved (with certain amendments) on April 30, 2014. As at March 3, 2016, a total of 16,580,004 stock options (“Options”) Options (representing 3.25% of the number of issued and outstanding common shares of New Gold) were outstanding under the Stock Option Plan and 2005 Stock Option Plan (as defined below), leaving 1,265,962 Options available for grant under the Stock Option Plan (representing 0.25% of the number of issued and outstanding common shares of New Gold). In 2015, a total of 3,687,678 Options were granted (representing 0.72% of the issued and outstanding common shares as at December 31, 2015).

The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of common shares of New Gold acquired on exercise of the Option. A copy of the Stock Option Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Eligibility

Options may be granted to directors, employees, officers or eligible contractors of New Gold or its affiliates (collectively, “Eligible Persons”).

Vesting

All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted.

Securities Issuable under the Stock Option Plan

The aggregate number of common shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

The total number of common shares issuable to any one person under the Stock Option Plan together with any shares reserved for issuance to such participant under any security-based compensation arrangements may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan (a) limits the aggregate number of common shares issuable to insiders under any security-based compensation plan to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of common shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the common shares issued and outstanding (on a non-diluted basis). Option grants to a non-employee director cannot exceed the lesser of (i) 1% of common shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual equity value of C$100,000.

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Exercise Price

The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the common shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.

Term and Termination of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.

If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled. If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person. If an Option holder retires or dies, all unvested Options will vest on the date of holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the original expiry date of the Option or 12 months following the retirement or death of the holder.

Assignability

Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan except that it may not make any of the following amendments without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)	an increase in the maximum number of common shares which may be issued under the Stock Option Plan;
(ii)	an increase in the ability of the Board to amend the Stock Option Plan without shareholder approval;
(iii)	amendments to the definitions of “Eligible Person” and “Permitted Assign”;
(iv)	amendments to the exercise price of any Option issued under the Stock Option Plan where such amendment reduces the exercise price of such Option;
(v)	amendments to the term of any Option issued under the Stock Option Plan; or
(vi)	amendments to the transfer provisions of the Stock Option Plan.
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In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders excluding shares voted by insiders who are Eligible Persons.

The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.

2005 Stock Option PLAN

New Gold has one historical stock option plan, the New Gold Inc. Stock Option Plan (2005), as amended Mary 3, 2007 (“2005 Stock Option Plan”). As at March 3, 2016, a total of 4,933,332 options remain outstanding under the 2005 Stock Option Plan representing 0.97% of New Gold’s issued and outstanding common shares as at March 3, 2016. No new options will be granted under the 2005 Stock Option Plan. Options issued under the 2005 Stock Option Plan had a term not exceeding 10 years, and the last of the options issued under the 2005 Stock Option Plan will expire on March 7, 2018. Under the 2005 Stock Option Plan, the Board established the exercise price of an option at the time the option was granted, which could not be less than the closing price of the common shares of New Gold on the TSX on the last trading date immediately before the date of grant. All options granted under the 2005 Stock Option Plan have vested. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option. If a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option. Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

LONG TERM INCENTIVE PLAN

New Gold’s long term incentive plan (“Long Term Incentive Plan”) provides for time-based restricted share unit awards (“RSU”) and performance-based share unit awards (“PSU”, and collectively with RSU, “Share Units”) to employees, officers and eligible contractors of the Company and its affiliates (“Participants”) as a bonus in consideration of past services to the Company or its affiliates. RSU and PSU are both notional share-based units that have the same value as one common share on the date of grant. Vested RSU are paid in cash, and vested PSU may be paid in cash or common shares or a combination of both.

The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, the Board will have the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. A copy of the Long Term Incentive Plan is available under New Gold’s profile on SEDAR at www.sedar.com.

Grant, Vesting and Term

Each Share Unit granted to a particular Participant is compensation for services rendered by the Participant to the Company or its affiliate. Each Share Unit vests on its Entitlement Date. The Board determines the Entitlement Date applicable to Share Units at the time of grant, but has the discretion to amend the Entitlement Date after such grant.

The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 RSU and PSU to persons other than directors or officers of the Company. The Board further delegated authority to management to grant individual RSU awards of up to 15,000 RSU to persons other than officers and directors. Awards in excess of 25,000 RSU and PSU, and all RSU and PSU awards to officers or directors, require approval of the Board.

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RSU vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company will make a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSU vesting.

PSU vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, at the time PSU are granted, the Board makes the payment of such PSU subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date. All PSU granted under the Long Term Incentive Plan have been granted on the basis that their Entitlement Date is no later than December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

For all PSU granted to date, the number of shares to be issued or the amount of cash to be paid on the Entitlement Date of PSU will vary based on “Achieved Performance”. The Achieved Performance is a percentage from 50% to 150% that is multiplied by the number of PSU granted to determine the number of shares to be issued and/or the amount of cash to be paid on the Entitlement Date. Achieved Performance is calculated based on the difference between (the “TSR Difference”) New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e. New Gold’s TSR minus Index TSR) for each of four Measurement Periods. The Measurement Periods are as follows: (i) the first calendar year after the year of service to which the award relates; (ii) the second calendar year after the year of service to which the award relates; (iii) the period beginning at the start of the third calendar year after the year of service to which the award relates, but ending before the relevant Entitlement Date (in order to allow sufficient time to calculate the Achieved Performance and, consequently, the number shares to be issued and/or cash to be paid on the Entitlement Date); and (iv) the period beginning on the first day of the first Measurement Period and ending on the last day of the third Measurement Period. The four Measurement Periods are equally weighted in determining the Achieved Performance for a particular PSU grant.

If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e. the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%.  Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e. the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%.  For the PSU, the minimum Achieved Performance for any Measurement Period is 50% and the maximum is 150%. To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 20% (i.e. New Gold’s TSR minus Index TSR ≥ 20%). For example, if the TSR of the Index for a Measurement Period were 5%, New Gold’s TSR for that period would have to be 25% or higher to attain Achieved Performance of 150% for that Measurement Period. If New Gold’s TSR is the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%. Finally, if the TSR Difference is negative 20% (or less), the Achieved Performance for the Measurement Period would be 50% (i.e. New Gold TSR minus Index TSR ≤ -20%). Regardless of New Gold’s TSR relative to the Index, the minimum Achieved Performance for any Measurement Period is 50%.

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The chart below depicts how Achieved Performance for any Measurement Period is calculated, based on the TSR Difference (i.e. New Gold’s TSR minus the Index TSR).

The following table shows the minimum and maximum Achieved Performance for a Measurement Period based on the difference between New Gold’s TSR and the Index TSR:

Performance in Measurement Period	Achieved Performance for PSU Calculation
New Gold TSR minus Index TSR ≤ -20%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR ≥ 20%	150%

On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSU and the Achieved Performance; or (ii) by the issuance of the equivalent number of common shares of New Gold as the number of PSU multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSU that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof.

Adjustments

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the common shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been common shares divided by the market price of the common shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

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Securities Issuable under the Long Term Incentive Plan

The aggregate number of common shares to be available for issuance in respect of all Share Units granted under the Long Term Incentive Plan will not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Share Unit. In respect of the PSU granted in December 2015 for performance during that year, the Board has determined that 50% of the PSU granted may only be satisfied by the payment of cash (“Cash-Only PSU”). Only PSU which may be satisfied in common shares on their Entitlement Date need to be counted when determining the 1.25% limit on the number of shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 3, 2016, a total of 3,770,600 PSU were outstanding under the Long Term Incentive Plan, of which 1,135,800 were Cash-Only PSU. Assuming an Achieved Performance of 150%, the maximum number of PSU which may be satisfied in shares on their Entitlement Date is 3,952,200, which represents 0.78% of the number of issued and outstanding common shares of New Gold, leaving 1,614,239 PSU available for grant under the Long Term Incentive Plan (representing 0.32% of the number of issued and outstanding common shares of New Gold), assuming Achieved Performance of 150% and excluding Cash-Only PSU.

Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of common shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of common shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a
12-month period to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 5% of the common shares of New Gold, or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.

If, within 12 months of a change of control (as defined in the Long Term Incentive Plan) of New Gold, a Participant that is: (i) a director, is terminated or not re-elected or re-appointed; (ii) an employee, is terminated without cause or a material adverse change is imposed on the terms of such Participant’s employment or financial entitlements from the Company; or (iii) an eligible contractor, is terminated, then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur.

In the event a resolution is adopted to wind up, dissolve or liquidate the Company or in the event that an acquirer acquires 40% or more of the voting securities of New Gold, all Share Units outstanding will immediately vest and the Entitlement Date for such Share Units will occur. Where the Entitlement Date of PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or change of control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a change of control.

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Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Long Term Incentive Plan, the Board may at any time, and without shareholder approval, terminate the Long Term Incentive Plan or amend the provisions of the Long Term Incentive Plan or any Share Units granted under it if the amendments are of a housekeeping nature or the change is to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;
(ii)	increase the number of common shares or maximum percentage of common shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the common shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;
(iii)	reduce the range of amendments requiring shareholder approval;
(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;
(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;
(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;
(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of common shares on termination of such Participants; or
(viii)	modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2015

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2015.

Plan Category	Number of Common Shares to be Issued on Exercise of Options and Vesting of PSU (1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding common shares reflected in Column (a) (2) (3) (4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	20,957,404	$5.76 for Options (5) n/a for PSU	3,242,380
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
(1)	Represents the aggregate number of common shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of PSU (assuming Achieved Performance of 150%), being 16,998,004 common shares upon the exercise of outstanding Options and 3,959,400 common shares upon the vesting of PSU (This excludes Cash-Only PSU, as they cannot be satisfied in common shares).
(2)	Represents the aggregate number of common shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as at December 31, 2015, less the number of common shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSU that can be satisfied in shares (assuming Achieved Performance of 150%), being 833,416 common shares under the Stock Option Plan and 2,408,964 common shares under the Long Term Incentive Plan.
(3)	The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of common shares issued and outstanding (on a non-diluted basis).
(4)	The aggregate number of common shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSU cannot exceed 1.25% of the number of common shares issued and outstanding (on a non-diluted basis).
(5)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSU outstanding under the Long Term Incentive Plan.
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CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”), along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders. New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board. A copy of the Board’s written mandate (“Board Mandate”), which sets out the responsibilities and duties of the directors, is attached as Schedule A to this Circular.

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BOARD OF DIRECTORS

Composition of the Board of Directors

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines. In addition, individual directors assess their own independence as part of the annual Board evaluation process. With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the directors and/or Nominees and has determined that six of the nine current directors, and six of the nine Nominees, are independent for the purposes of the Governance Guidelines.

Director	Relationship	Reason for Non-Independent Status
David Emerson	Independent	N/A – no material relationship.
James Estey	Independent	N/A – no material relationship.
Robert Gallagher	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Vahan Kololian	Independent	N/A – no material relationship.
Martyn Konig	Independent	N/A – no material relationship.
Pierre Lassonde (1)	Independent	N/A – no material relationship.
Randall Oliphant	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company.
Ian Pearce (2)	Independent	N/A – no material relationship.
Kay Priestly	Independent	N/A – no material relationship.
Raymond Threlkeld	Non-Independent	Considered to have a material relationship with the Company due to his role as the former President and Chief Executive Officer of Rainy River Resources Ltd. which was acquired by the Company on October 30, 2013 and his ongoing consulting arrangements.
(1)	Mr. Lassonde, who is currently an independent member of the Board, has decided not to stand for re-election at the Meeting.
(2)	Mr. Pearce has been nominated for election to the Board for the first time at the Meeting.

A majority of the Board is comprised of independent directors, and the Board recognizes the importance of providing leadership to its independent directors. With the exception of Mr. Threlkeld, who is Chair of the Health, Safety, Environment and Corporate Social Responsibility (“HSE & CSR”) Committee, the Chair of each of the Board’s committees is an independent director. In addition, every committee charter provides for access to information respecting the Company and access to officers, employees, external auditors and legal counsel of the Company. Each committee charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Board mandate provides for in-camera sessions of the independent directors at each Board meeting. The Lead Director presides at such sessions. During the year ended December 31, 2015 the Board held five in-camera sessions of the non-management directors. In addition, all of the committees hold in-camera sessions without the presence of management at each meeting, unless the committee members present determine such a session is unnecessary.

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The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the mandate of the Board and terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	the Board has appointed an independent Lead Director;
(b)	the Board has implemented a policy to hold in-camera sessions without members of management present at the end of each Board meeting. As the Chair of the Board is an executive of the Company, the Lead Director presides at such sessions;
(c)	at every Board meeting, members of management, including the President and Chief Executive Officer and the Executive Chairman, are not present for the discussion and determination of certain matters;
(d)	any one director may call a Board meeting;
(e)	the compensation of the Executive Chairman and the President and Chief Executive Officer is considered in their absence by the Compensation Committee; and
(f)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time when appropriate.

Areas of Expertise

The skills and areas of expertise possessed by each of New Gold’s directors and/or Nominees are identified in the following table. The relevant skills and areas of expertise are: experience regarding the mining industry and/or operations; experience in accounting, finance or capital markets; experience in corporate governance; experience in health, safety and environment (“HSE”) compliance and/or risk management; public company board experience; management experience for public and/or private companies; and experience in dealing with government relations and legal matters.

	Mining Industry and/or Operations	Accounting Finance and/or Capital Markets	Corporate Governance	HSE Compliance and/or Risk Management	Public Company Board	Corporate Management	Government Relations and Legal
Emerson		x	x	x	x	x	x
Estey		x	x		x	x
Gallagher	x	x		x	x	x	x
Kololian		x	x	x	x	x	x
Konig	x	x	x	x	x	x	x
Lassonde	x	x	x	x	x	x
Oliphant	x	x	x	x	x	x
Pearce(1)	x			x		x
Priestly	x	x	x	x	x	x
Threlkeld	x			x	x	x
(1)	Mr. Pearce has been nominated for election to the Board for the first time at the Meeting.

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Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors and/or Nominees in other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies, except Messrs. Oliphant and Lassonde who are both on the board of Franco-Nevada Corporation and Messrs. Oliphant and Threlkeld who are both on the board of Newmarket Gold Inc.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
David Emerson	Maple Leaf Foods Inc. (since 2012)	Chair of the Board Corporate Governance Committee Environment, Health and Safety Committee
	Stantec Inc. (since 2009)	Audit Committee
James Estey	Gibson Energy Inc. (since 2011)	Chair of the Board Chair of Corporate Governance Committee Audit Committee
	PrairieSky Royalty Ltd. (since 2014)	Chair of the Board
Robert Gallagher	Dynasty Gold Corp. (since 2009)	Audit Committee Compensation Committee
	Southern Arc Minerals (since 2010)	Audit Committee
Vahan Kololian	Lydian International Limited (since 2014)	Health and Safety Committee Governance and Nominating Committee
Martyn Konig	Euromax Resources Ltd. (since 2012)	Chair of the Board
Chair of the Compensation Committee
	Nyrstar NV (since 2015)	Audit Committee Compensation Committee HSE Committee
Pierre Lassonde	Enghouse Systems Limited (since 2000)	Chair of the Compensation Committee
	Franco-Nevada Corporation (since 2007)	Chair of the Board
Randall Oliphant	Franco-Nevada Corporation (since 2007)	Audit Committee
	Newmarket Gold Inc. (since 2013)	N/A
	WesternZagros Resources Ltd. (since 2007)	Audit Committee Corporate Governance Committee
Ian Pearce(1)	Outotec Oyi (since 2015)	Audit and Risk Committee
Kay Priestly	FMC Technologies, Inc. (since 2015)	Audit Committee
	Stone Energy Corporation (since 2006)	Chair of Audit Committee Nominating and Governance Committee Reserves Committee
Raymond Threlkeld	Newmarket Gold Inc. (since 2014)	Chair of the Board
(1)	Mr. Pearce has been nominated for election to the Board for the first time at the Meeting.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

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Position Descriptions

The Board has developed a written position description for the Executive Chairman and the Lead Director as detailed in the Board’s written mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also, in consultation with Mr. Gallagher, developed a written position description for the President and Chief Executive Officer.

Chairman

The Board has appointed Randall Oliphant as its Executive Chairman. As Mr. Oliphant is not independent, he works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance. Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors. The Executive Chairman, with the assistance of the Lead Director, provides leadership to directors in discharging their duties, including by:

(a)	promoting cohesiveness among the directors; and
(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

The Executive Chairman, with the assistance of the Lead Director, assists the Board in discharging its stewardship function, including by:

(a)	satisfying himself as to the integrity of the executive officers of New Gold and ensuring that such executive officers create a culture of integrity throughout the organization;
(b)	taking part in strategic planning, risk management and succession planning;
(c)	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and Chairs of such committees and the charters of such committees; and
(d)	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Executive Chairman is responsible for the following (in consultation with the Lead Director):

(a)	scheduling meetings of the directors;
(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;
(c)	reviewing items of importance for consideration by the Board;
(d)	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;
(e)	setting the agenda for meetings of the Board;
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(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;
(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
(h)	presiding over meetings of the directors; and
(i)	encouraging free and open discussion at meetings of the Board.

Independent Lead Director

The independent directors have appointed James Estey as Lead Director. The Board’s Mandate provides that a Lead Director is to be selected by the independent directors if the Chair of the Board is an executive of the Company. The purpose of the Lead Director is to further enhance the ability of the Board to act independently of management. The Lead Director coordinates with the Chairman and is responsible for the following, as set out in the Board Mandate:

(a)	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;
(b)	presiding over meetings of the directors at which the Chair of the Board is not present and in camera sessions of the independent directors, and apprising the Chair of the Board of the issues considered;
(c)	encouraging free and open discussion at in camera sessions of the independent directors;
(d)	serving as liaison between the independent directors and the Chair of the Board;
(e)	being available for consultation and direct communication with the Company’s shareholders as appropriate;
(f)	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and
(g)	performing such other duties and the Board may delegate to the Lead Director from time to time.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;
(b)	the Compensation Committee;
(c)	the Corporate Governance and Nominating Committee; and
(d)	the HSE & CSR Committee.

All of the committees report directly to the Board.

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Other than the HSE & CSR Committee, each committee is comprised entirely of independent directors. Raymond Threlkeld is the Chair of the HSE & CSR Committee. As the former President and Chief Executive Officer of Rainy River Resources Ltd. and a consultant to the Company, Mr. Threlkeld is considered non-independent. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Board Committee	Committee Members	Status
Audit Committee	Kay Priestly (Chair)	Independent
	James Estey	Independent
	David Emerson	Independent
	Martyn Konig	Independent
Compensation Committee	Martyn Konig (Chair)	Independent
	James Estey	Independent
	Pierre Lassonde	Independent
Corporate Governance and Nominating Committee	David Emerson (Chair)	Independent
	Vahan Kololian	Independent
	Pierre Lassonde	Independent
HSE & CSR Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Martyn Konig	Independent

Audit Committee

The Audit Committee is comprised of four independent directors. The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”) under the heading “Audit Committee” and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.

Compensation Committee

As described under the heading “Role of the Compensation Committee”, the Compensation Committee is comprised of three independent directors, and the purpose of the Compensation Committee is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits provided by the Company, as well as administering the Company’s equity-based compensation plans.

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Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” below, the Corporate Governance and Nominating Committee is comprised of three independent directors. Its main purpose is to provide a focus on corporate governance that will enhance corporate performance, to assist the Company in its corporate governance responsibilities under applicable law, to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The HSE & CSR Committee is comprised of one non-independent and two independent directors, and its overall purpose is to review and monitor the health, safety, environmental and corporate social responsibility policies and activities of New Gold on behalf of the Board. The committee may investigate any activity of New Gold that relates to sustainable development, community development, environment or health and safety.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. During the year ended December 31, 2015, the Board met six times, the Audit Committee and Corporate Governance and Nominating Committee each met four times, the Compensation Committee met three times and the HSE & CSR Committee met twice. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2015.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE & CSR Committee
David Emerson	6 of 6	4 of 4	-	4 of 4	-
James Estey	6 of 6	4 of 4	3 of 3	-	-
Robert Gallagher (1)	6 of 6	-	-	-	-
Vahan Kololian	6 of 6	-	-	4 of 4	2 of 2
Martyn Konig	6 of 6	4 of 4	3 of 3	-	2 of 2
Pierre Lassonde	5 of 6	-	2 of 3	3 of 4	-
Randall Oliphant (1)	6 of 6	-	-	-	-
Kay Priestly (2)	3 of 3	1 of 1	-	-	-
Raymond Threlkeld	6 of 6	-	-	-	2 of 2
(1)	Mr. Oliphant and Mr. Gallagher are not members of any Board committees.
(2)	Ms. Priestly joined the New Gold Board in June 2015 and was appointed to the Audit Committee in July 2015. She was a director for three Board meetings in 2015 and was a member of the Audit Committee for one Audit Committee meeting.

As set out in the Board mandate, Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

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BOARD OF DIRECTORS GOVERNANCE

Board Diversity Policy

In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions. Presently, New Gold has one (11%) female director and one (7%) female senior officer.

New Gold recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. New Gold has adopted a written board diversity policy (the “Diversity Policy”). The objective of the Diversity Policy is to increase diversity at the Board level, with particular emphasis on gender diversity. The Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity and diversity of the Board members in reviewing Board composition and assessing Board effectiveness. It includes an annual review of the level of representation of women on the Board and the effectiveness of the Diversity Policy, which will be assessed based on the number of female director candidates identified, the number of such candidates that advance in the director selection process and the number that are appointed or nominated to the Board.

When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the Corporate Governance and Nominating Committee) to consider engaging qualified external advisors to conduct a search for candidates that meet the board’s criteria. If such external advisors are engaged, they will be instructed to put forward a diversity of candidates, including candidates who are women.

New Gold does not support the adoption of quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). With respect to executive appointments, New Gold recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or the representation of women or other aspects of diversity in executive officer positions.

Director Term Limits and Retirement

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning. New Gold does not have a retirement policy for its directors.

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Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Executive Chairman, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE MKT listing policies;
(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s sites at least once every two years. In November 2015, all of the directors visited the Rainy River project, located in Ontario, Canada. Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the President and Chief Executive Officer. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting. In addition, in 2015 members of the Board attended an education session regarding anti-bribery and anti-corruption laws and the Company’s related policies and procedures.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In February 2016, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using an online evaluation questionnaire. The topics covered by the questionnaire included the director selection process, the conduct of meetings and the composition of the Board and Committees, as well as peer review by each director of the conduct of the Board, the Committees and their respective members. The Corporate Governance and Nominating Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

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Nomination of Directors

The Corporate Governance and Nominating Committee, all three members of which are independent directors, annually reviews the skills, expertise and other qualities the Board as a whole should possess and the skills, expertise and other qualities of each of the directors and identifies any gaps. In accordance with the Diversity Policy (defined above), the review of Board composition includes consideration of the benefits of diversity and the diversity of the Board members.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new Board members. While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills, experience and other qualities and the skills, experience and other qualities of existing members of the Board.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)	The Executive Chairman, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.
(b)	The Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the Corporate Governance and Nominating Committee may engage qualified external advisors to conduct a search, if the committee deems such engagement necessary, including having regard to the Diversity Policy (as defined below).
(c)	Selected members of management and the Board will interview prospective candidates. The Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors.
(d)	The Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

The Company has adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees, and sets out specific timelines for providing that information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR at www.sedar.com. The Corporate Governance and Nominating Committee will consider candidates submitted by shareholders on the same basis as any other candidate.

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Contacting the Board of Directors

The Board has adopted a Board Shareholder Communication and Engagement Policy, which is available on the Company’s website at www.newgold.com. Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., Royal Bank Plaza, South Tower, Suite 3120 – 200 Bay Street, Toronto, Ontario M5J 2J4, Canada.

New Gold’s Values

New Gold has five core values: Integrity: Do what’s right; Creativity: Lead with innovation; Commitment: Deliver; Develop our employees: Commitment to personal development; and Teamwork: Leverage our collective skills.   These goals inform behaviour and decision making at all levels of the organization.

Recognizing that it is critical that senior management discuss the values regularly and openly, and model values-based behaviour, a review of the corporate values is the first item of business at each bi-monthly senior management meeting.  In addition, the values play an important part of the Company’s annual performance review.  Each year, all employees, including those in the corporate office and at the mine and project sites, are asked to identify and document how their behaviours during the year were influenced by the core values.  This assessment is then discussed with the individual’s manager and forms a part of the inputs used to assess personal performance for purposes of variable compensation.

Code of Business Conduct and Ethics

The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on February 17, 2016. A copy of the Code is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with the Code and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each board member certifies as to whether they have been in compliance with the Code in respect of his or her role as a director of the Company and if they are aware of any possible violation of the Code that was not raised with the Corporate Secretary or other senior management of the Company during the period since they last reviewed and certified compliance with the Code.

Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waiver of the Code for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2015 or during the past 12 months.

Director Conflicts of Interest

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

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Whistleblower Policy

New Gold has adopted a whistleblower policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s anti-bribery and anti-corruption policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external hotline service provider, by telephone or email or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

Risk Management

The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Each year, the Company undergoes an extensive risk identification process, which involves one-on-one interviews with all executive officers as well as other senior corporate employees and the general managers of certain operations. The results of the interviews are reviewed and analyzed by the Company’s risk management committee, which is comprised of representatives from the Company’s treasury, operations, finance, environmental and internal audit departments. In addition, all of the Company’s operating sites are responsible for developing and maintaining a site risk register.

The corporate risk review process yields an enterprise risk register which ranks the key risks facing the organization as a whole. Each risk is allocated to a senior employee, who is responsible for developing and implementing controls to mitigate the risk. Every year, the risk register, together with current and planned future mitigation strategies, is presented and reviewed with the Board, together with a discussion of strategic opportunities and issues.

In addition, various Board committees monitor the risks relevant to their specific Charter. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The Compensation Committee is responsible for monitoring risks associated with the Company’s compensation policies. The HSE & CSR Committee is responsible for monitoring health, safety, environmental and corporate social responsibility risk.

Other Information

Indebtedness of Directors and Executive Officers

None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2015, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2015; (b) each Nominee; or (c) associate or affiliate of a person listed in (a) or (b).

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Interest of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular, since January 1, 2015, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of New Gold, Nominee, or any associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.

Other Matters

At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters the same in accordance with their best judgment of such matters.

Additional Information

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile. New Gold’s financial information is provided in New Gold’s annual financial statements and related MD&A for its most recently completed financial year and may be viewed on SEDAR at the location noted above, the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Robert Gallagher

President and Chief Executive Officer

Vancouver, British Columbia

March 4, 2016

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Schedule A

BOARD OF DIRECTORS MANDATE

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (or individual performing similar functions to a chief executive officer) (“CEO”) and Executive Chairman, shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its chair (“Chair”) and nominating candidates for election to the Board and constituting committees of the Board. If the Chair is an executive of the Company, in order to further enhance the ability of the Board to act independently of management, the independent directors will select a lead independent director (“Lead Director”). Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements
a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.
b.	The Board has the statutory responsibility to:
i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;
ii.	act honestly and in good faith with a view to the best interests of the Company;
iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
iv.	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities laws of each province and territory of Canada, and other relevant legislation and regulations.

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3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains “independent” as defined by NI 58-101. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

3.3	Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and
b.	develop position descriptions for:
i.	its individual members and / or the individual members of committees of the Board;
ii.	the Chair and /or Lead Director of the Board;
iii.	the CEO; and
iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies, and that they are provided with copies of the Company’s policies for implementation by the Company and its subsidiaries.

To assist it in exercising its responsibilities, the Board establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Corporate Social Responsibility Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter.

Each committee shall have a written charter that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter shall be reviewed by the Board at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

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3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.	to appoint the CEO to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;
b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;
c.	to monitor and assess the Executive Chairman’s performance and effectiveness and to satisfy itself as to the integrity of the Executive Chairman;
d.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;
e.	ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;
f.	to create a culture of integrity throughout the Company;
g.	to ensure that management is aware of the Board’s expectations of management; and
h.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board and / or Lead Director of significant matters discussed.
3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards; and
b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.
3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;
b.	to ensure that the financial performance of the Company is adequately reported to shareholders, other securityholders and regulators on a timely and regular basis;
c.	to ensure the timely reporting of developments that have a significant and material impact on the market price or value of the Company’s securities;
d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;
e.	to develop appropriate measures for receiving shareholder feedback; and
f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

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3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;
b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and
c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities.
3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;
b.	the relevant criteria for proposed additions to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;
c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;
d.	any appropriate age for retirement of directors;
e.	the recommended compensation of directors for their services in that role, after consideration by the Compensation Committee; and
f.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.
3.11	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by phone and to have reviewed board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue educational opportunities, such as seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisers in appropriate circumstances.

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4.	Chair of the Board and Independent Lead Director
4.1	The Chair of the Board, with the assistance of the Lead Director (if one is appointed from time to time), will provide leadership to directors in discharging their duties as set out in this Charter, including by:
a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
b.	promoting cohesiveness among the directors; and
c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.
4.2	The Chair, with the assistance of the Lead Director (if one is appointed from time to time), will assist the Board in discharging its stewardship function, including by:
a.	satisfying himself as to the integrity of the senior officers of the Company and ensuring that such senior officers create a culture of integrity throughout the organization;
b.	taking part in strategic planning, risk management and succession planning;
c.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees; and
d.	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.
4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:
a.	all directors receive updates to Company policy documents and the listing policies of the applicable exchanges;
b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

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4.4	In connection with meetings of the directors, the Chair will be responsible for the following (in consultation with the Lead Director, if one is appointed from time to time):
a.	scheduling meetings of the directors;
b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
c.	reviewing items of importance for consideration by the Board;
d.	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;
e.	setting the agenda for meetings of the Board;
f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;
g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
h.	presiding over meetings of the directors; and
i.	encouraging free and open discussion at meetings of the Board.
4.5	In addition, the Lead Director, if one is appointed from time to time, will be responsible for the following:
a.	reviewing items of importance for consideration by the independent directors and setting the agenda for in camera sessions of the independent directors;
b.	presiding over meetings of the directors at which the Chair is not present and in camera sessions of the independent directors, and apprising the Chair of the issues considered;
c.	encouraging free and open discussion at in camera sessions of the independent directors;
d.	serving as liaison between the independent directors and the Chair;
e.	being available for consultation and direct communication with the Company’s shareholders as appropriate;
f.	together with the Chair of the Board and the Chair of the Corporate Governance and Nominating Committee, providing feedback to directors regarding their performance; and
g.	performing such other duties as the Board may delegate to the Lead Director from time to time.

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

Reviewed and approved by the Board on February 17, 2016.

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